Form 10-K, Exhibit 13
period 1996-06-30
PINNACLE SYSTEMS INC
filed 1996-09-17
CIK 774695

SELECTED CONSOLIDATED FINANCIAL DATA
- ------------------------------------

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere herein. The consolidated statement of operations data for the fiscal years ended June 30, 1996, 1995 and 1994 and the consolidated balance sheet data as of June 30, 1996 and 1995 are derived from the consolidated financial statements of the Company, which financial statements have been audited by KPMG Peat Marwick LLP, independent auditors, and are included elsewhere in this report. The consolidated statement of operations data for the fiscal years ended June 30, 1993 and 1992 and the consolidated balance sheet data as of June 30, 1994, 1993 and 1992 are derived from financial statements of the Company audited by KPMG Peat Marwick LLP that are not included herein.

- --------------------------------------------------------------------------------
                                                FISCAL YEAR ENDED JUNE 30,
                                      -----------------------------------------
(In thousands, except per share data)    1996     1995     1994    1993    1992
- -------------------------------------------------------------------------------

Statement of Operations Data:
Net sales                             $46,151  $22,193  $10,230  $7,331  $8,997
Cost of sales                          23,854   11,291    5,057   3,816   3,974
                                      -------  -------  -------  ------  ------
  Gross profit                         22,297   10,902    5,173   3,515   5,023
                                      -------  -------  -------  ------  ------
Operating expenses:
  Engineering and product development   5,140    2,405    1,806   1,447   1,064
  Sales and marketing                   8,907    5,340    3,274   2,054   1,793
  General and administrative            2,186    1,088      567     546     933
  In process research and development   3,991       --       --      --      --
                                      -------  -------  -------  ------  ------
    Total operating expenses           20,224    8,833    5,647   4,047   3,790
                                      -------  -------  -------  ------  ------
    Operating income (loss)             2,073    2,069     (474)   (532)  1,233
Interest income (expense), net          3,345      738      (90)   (282)   (258)
    Income (loss) before income taxes   5,418    2,807     (564)   (814)    975
Income tax expense                     (1,734)    (567)      (2)     (2)    (57)
                                      -------  -------  -------  ------  ------
  Net income (loss)                   $ 3,684  $ 2,240  $  (566) $ (816) $  918
                                      =======  =======  =======  ======  ======
Net income (loss) per share           $  0.48  $  0.44  $ (0.21)
                                      =======  =======  =======
Shares used to compute net income
     (loss) per share                   7,689    5,110    2,745
                                      =======  =======  =======
- --------------------------------------------------------------------------------



- --------------------------------------------------------------------------------
                                                        JUNE 30,
                                      -----------------------------------------
(In thousands)                         1996     1995     1994     1993     1992
- -------------------------------------------------------------------------------
Balance Sheet Data:
Working capital                     $72,337  $26,588  $ 2,647   $  275   $3,096
Total assets                         84,561   32,724    5,904    3,731    4,735
Long-term debt                           --       --       --       --    2,000
Retained earnings (deficit)           2,330   (1,354)  (3,594)  (3,028)  (2,269)
Shareholders equity                  80,198   27,743    3,125      677    1,442
- --------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- ---------------------------------------------

CERTAIN FORWARD-LOOKING INFORMATION

Certain Statements in this Management's Discussion and Analysis, elsewhere in this Annual Report to Shareholders and in the Company's 1996 Annual Report on Form 10-K into which this discussion and analysis is incorporated are forward-looking statements based on current expectations, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Such risks and uncertainties are set forth below under "Overview". These forward-looking statements include paragraphs below relating to "Net Sales," the last sentence of the paragraph below relating to "Engineering and Product Development," the statements below under "Overview," the statements regarding the Company's expected investment in property, machinery and equipment under "Liquidity and Capital Resources" below, and the statements in the last paragraph under "Liquidity and Capital Resources" below, among others.

OVERVIEW

The Company designs, manufactures, markets and supports video post-production tools for high quality real time video processing. The Company's products are used to perform a variety of video manipulation functions, including the addition of special effects, graphics and titles to multiple streams of live or previously recorded video material.
        From the Company's inception in 1986 until 1994, substantially all of the Company's revenues were derived from the sale of products into the traditional video market. The Company currently has two product families designed to serve this market; Prizm, and FlashFile. Prizm provides real time digital video effects capabilities, compositing, 3D modeling and animation tools, and FlashFile provides sophisticated still store library management capabilities with optional titling, paint and video clips.
        With the introduction of the Alladin in June 1994, the Company began sales into the desktop video market. The Alladin product family provides real time digital video manipulation capabilities for the desktop video market. Since the introduction of Alladin, the Company's sales growth has been largely dependent on the success of Alladin. Sales of Alladin products represented approximately 71.3% and 55.7% of net sales for fiscal 1996 and fiscal 1995, respectively. A decline in demand for Alladin or the failure of Alladin to maintain market acceptance, as a result of competition, technological change or other factors, would have a material adverse effect on the Company's business, operating results and financial condition.
        The Company distributes and sells its products to end users through the combination of independent domestic and international dealers, original equipment manufacturers ("OEMs") and, to a lesser extent, a direct sales force. Sales to dealers and OEMs are generally at a discount to the published list prices. Generally, products sold to OEMs are integrated into systems sold by the OEMs to their customers. The amount of discount, and consequently the Company's gross profit, varies depending on the product and the channel of distribution through which it is sold, the volume of product purchased and other factors. In the United States, the Company supports the sale of desktop products with independent sales representatives that earn commissions based on sales into their region.
        The Company is highly dependent on sales of Alladin through OEM's, in particular Avid Technology, Inc. ("Avid"). Sales to Avid accounted for approximately 43.3% of net sales in fiscal 1996. No other customer accounted for more than 10% of the Company's net sales during such period or during the fiscal year ended June 30, 1995. This concentration of the Company's net sales to a single OEM customer, subjects the Company to a number of risks, in particular the risk that its operating results will vary on a quarter to quarter basis as a result of variations in the ordering patterns of the OEM customer. Variations in the timing of revenues can cause significant fluctuations in quarterly results of operations. The Company's results of operations could be materially adversely affected by the failure of anticipated orders to materialize and by deferrals or cancellations of orders as a result of changes in Avid's requirements. For example, sales to Avid in the fourth quarter of 1996 were lower than sales in the third quarter of 1996 leading to a decline in overall net sales. As a result, if the Company were to lose Avid as a customer, or if orders from Avid were to otherwise decrease, the Company's business, operating results and financial condition would be materially adversely affected. (See "Results of Operations - Net Sales").
        In April 1996, the Company announced Genie, a new desktop video product family and commenced shipment of the first Genie products in June 1996. The Company will be dependent upon the successful introduction, market acceptance, manufacture, distribution and sale of Genie to increase revenue and profitability in the future. In order to successfully introduce Genie, the Company will be required to rapidly bring it into volume production, a process that will require the attainment of acceptable manufacturing yields and costs.
New products typically have lower initial manufacturing yields and higher initial manufacturing costs than more mature products. In addition, despite testing by the Company, as is typical with any new product introduction, quality and reliability problems may arise and any such problems could result in reduced bookings, manufacturing rework costs, delays in collecting accounts receivable, additional service warranty costs and a limitation on market acceptance of the product. The successful introduction of Genie will also require the Company to manage the introduction in order to minimize disruption in customer's ordering patterns for Alladin. Sales of Genie will also be dependent on the successful integration of Genie by various OEM's into their non-linear editing products. Any delay in the Company's ability to manufacture and ship Genie, the failure of Genie to gain market acceptance, a disruption in customer ordering pattern for Alladin, and the timing and success in which Genie is integrated into non-linear OEM systems could adversely affect the Company's business, operating results and financial condition, particularly on a quarterly basis.
        In June 1996, the Company acquired the Video Director product line from Gold Disk, Inc. Video Director is a low-cost video software package sold primarily to home video enthusiasts. Pinnacle anticipates developing a new family of products that combine a subset of its video manipulation technology with Video Director technology to create a new category of products enabling home video enthusiasts to create professional-looking video content. The introduction of these products is directed at a new market and depends on expected technology and market acceptance. There can be no assurance that the market for home video systems will expand, or that these new products will be accepted by that market. The sources of competition on the home video market are not yet well defined. The Company expects that existing computer software manufacturers and new market entrants will develop products that may compete directly with the Video Director derivative products to be developed by the Company. Suppliers or other computer software products have established distribution channels and experience in marketing low price products and may acquire or develop high quality home video editing and manipulation products for this market. Increased competition could result in lower prices, margins and market share than are currently anticipated in designing and developing these products. There can be no assurance that the Company will be able to compete successfully against current and future competitors in the video markets. To the extent the Company is not successful with the development and sales of products in this market segment, the Company's business, operating results and financial condition could be adversely affected.
        The Company currently intends to develop and market follow-on products for the traditional video market. The introduction of such products would have the same market acceptance, manufacture, distribution and sales risks as described above for the Genie family. The introduction of new traditional products could significantly slow or replace sales of Prizm and/or FlashFile. If this were to occur prior to shipment of any new products, sales of the Company video traditional products and total sales could be adversely affected. In addition, if sales of the Prizm and/or FlashFile products were to decrease more rapidly than expected, the Company could be left with excess Prizm and FlashFile inventory which could materially affect the Company's financial condition.

        The Company is nearing capacity at its Sunnyvale, California headquarters facility. In June 1996, the Company entered into an operating lease agreement for another facility in Mountain View, California, which commences on August 15, 1996. The Company expects to move into the new facility, located approximately one mile from the current facility, in October 1996. During the transition to the new facility, the Company will be required to maintain an uninterrupted supply of products in order to avoid any disruption in customer shipments. Any failure to maintain acceptable production levels during the transition to the new facility could adversely affect the Company's operating results, particularly in the quarter of the transition. The Company is obligated to continue lease payments on the Sunnyvale facility through November 15, 1996. The Company's financial results may be affected as a result of this move, since rent expenses will be incurred on two facilities from August 15 through November 15, 1996. Additionally, the Company will incur relocation and other moving costs of up to $200,000 during the transition period.

Results of Operations
The following table sets forth, for the periods indicated, certain consolidated statement of operations data as a percentage of net sales:

- --------------------------------------------------------------------------------
                                                     FISCAL YEAR ENDED JUNE 30,
                                                     ---------------------------
                                                      1996      1995      1994
- --------------------------------------------------------------------------------

Net sales                                            100.0%    100.0%    100.0%
Cost of sales                                         51.7      50.9      49.4
        Gross profit                                  48.3      49.1      50.6
Operating expenses:
        Engineering and product development           11.1      10.8      17.7
        Sales and marketing                           19.3      24.1      32.0
        General and administrative                     4.7       4.9       5.5
        In process research and development            8.7        --        --
                                                      ----      ----      ----
                Total operating expenses              43.8      39.8      55.2
                                                      ----      ----      ----
                Operating income (loss)                4.5       9.3      (4.6)
Interest income (expense), net                         7.2       3.3      (0.9)
                                                      ----      ----      ----
        Income (loss) before income taxes             11.7      12.6       5.5
Income tax expense                                    (3.8)     (2.6)     (0.0)
                                                      ----      ----      ----
        Net income (loss)                              7.9%     10.0%     (5.5)%
- --------------------------------------------------------------------------------

YEARS ENDED JUNE 30, 1996, 1995 AND 1994

Net Sales. The Company's net sales increased by 108.0% to $46.2 million in fiscal 1996 from $22.2 million in fiscal 1995 and by 116.9% in fiscal 1995 from $10.2 million in fiscal 1994. The increases in net sales in each period were primarily attributable to shipment of the Alladin product, particularly to Avid in fiscal 1996. See "Overview." Sales outside of North America were approximately 32.7%, 46.5% and 47.6% of the Company's net sales in fiscal 1996, 1995 and 1994, respectively. The decrease in sales outside of North America in fiscal 1996 was primarily attributable to the significant increase in sales of Alladin to Avid's North American facility.
        As previously mentioned, sales to the Company's largest customer, Avid, declined from the third quarter to the fourth quarter of fiscal 1996. Also, sales of Alladin products to customers other than Avid declined during the same period. The Company believes these trends will likely continue into the first quarter of fiscal 1997, and as a result, net sales in the first quarter of fiscal 1997 will decline sequentially from the fourth quarter of fiscal 1996. As a result of this decline in net sales and an increase in operating expenses, the Company expects operating income to decline significantly in the first quarter of fiscal 1997.

Cost of Sales. Cost of sales consists primarily of costs related to the acquisition of components and subassemblies, labor and overhead associated with procurement, assembly and testing of finished products, warehousing, shipping and warranty costs. Gross profit as a percentage of net sales was 48.3%, 49.1% and 50.6 % in fiscal 1996, 1995 and 1994, respectively. The decrease in gross profits as a percentage of net sales between fiscal 1996 and 1995 was due primarily to an increase in sales to OEM customers, which typically carry a lower gross profit percentage. The decrease in gross profits as a percentage net sales between fiscal 1995 and 1994 was primarily due to higher material costs as a percentage of sales for Alladin as compared to the Company's traditional video products. Both comparable period changes were partially offset by increased efficiency due to higher production volume.

Engineering and Product Development. Engineering and product development expenses increased by 113.7% to $5.1 million in fiscal 1996 from $2.4 million in fiscal 1995 and by 33.2% in fiscal 1995 from $1.8 million in fiscal 1994. The increase in each period was primarily attributable to increased expenditures in connection with the continued expansion of the Company's design engineering team. Engineering and product development expenses as a percentage of net sales were 11.1%, 10.8% and 17.7% in fiscal 1996, 1995 and 1994, respectively. The Company expects to continue to allocate significant resources to engineering and product development effort.
        Software development costs are expensed as incurred until technological feasibility is established, after which any additional costs are capitalized, in accordance with Statement of Financial Accounting Standards No. 86. During fiscal 1996, the Company capitalized less than $100,000 and no such costs were capitalized during fiscal 1995. The Company currently believes that future capitalization of such costs will not be significant.

Sales and Marketing. Sales and marketing expenses include compensation and benefits for sales and marketing personnel, commissions paid to independent sales representatives, trade show and advertising expenses and professional fees for marketing services. Sales and marketing expenses increased by 66.8% to $8.9 million in fiscal 1996 from $5.3 million in fiscal 1995 and by 63.1% in fiscal 1995 from $3.3 million in fiscal 1994. The increase in sales and marketing expenses in each period was primarily attributable to increased expenditures related to continued promotion of the Alladins including expenditures for trade shows, advertising creation and placement, professional fees for marketing services and increases in the number of sales and marketing personnel. Sales and marketing expenses as a percentage of net sales were 19.3%, 24.1% and 32.0% in fiscal 1996, 1995 and 1994, respectively. The decrease of sales and marketing as a percentage of net sales in each period was due primarily to the increase in sales through the OEM distribution channel, in particular through Avid, which require less direct sales and marketing expenditures by the Company.

General and Administrative. General and administrative expenses increased by 100.9% to $2.2 million in fiscal 1996 from $1.1 million in fiscal 1995 and by 91.9% in fiscal 1995 from $0.6 million in fiscal 1994. General and administrative expenses as a percentage of net sales were 4.7%, 4.9% and 5.5% in fiscal 1996, 1995 and 1994, respectively. The increase in general and administrative expenses in each period resulted from an increase in expenditures related to the overall growth of the Company's operations, the Company's expanded facility and in fiscal 1995 increased administrative costs associated with being a public company.

In Process Research and Development. In June 1996, the Company purchased certain assets for $4.5 million from Gold Disk, Inc., a developer and marketer of software products for video editing and assembly. The assets acquired primarily included tangible assets of $240,000, intangible assets including the Video Director Brand name, user list, and source code technology totaling $342,000, and in process research and development of $3,991,000. The in process research and development were recorded as an expense during the fourth quarter of 1996. The intangible assets will be amortized over a 3 year period.

Interest Income (Expense), Net. Net Interest income increased to $3.3 million in fiscal 1996 from $0.7 million in fiscal 1995 compared to a nominal net interest expense in fiscal 1994. The increases in each period were due to interest earned on the investment of cash proceeds received from the Company's public offerings in November 1994 and July 1995. In general, the Company's cash and marketable securities have maturities of less than one year. Changes in the market interest rates may have an effect on interest income in future periods.

Income Tax Benefit (Expense). The Company recorded provisions for income taxes of $1.7 million, $0.6 million and $2,000 for the fiscal years ended 1996, 1995 and 1994, respectively, at effective rates of 32.0% and 20.2% and zero, respectively. During the second quarter in fiscal 1996, the Company discontinued its Domestic International Sales Corp. ("DISC"), and established a Foreign Sales Corporation ("FSC"). As of June 30, 1996, the Company's reported net operating loss carryforward was approximately $0.1 million for federal income tax purposes. The Company's general business credit carryforwards were estimated to be approximately $0.3 million for federal tax purposes. If not utilized, these carryforwards will expire in various amounts from 2006 through 2011. The Company's ability to utilize these carryforwards is subject to certain limitations due to an ownership change as defined by the provisions of Section 382 of the Internal Revenue Code of 1986.

INFLATIONARY IMPACT
Since the inception of operations, inflation has not significantly affected the operating results of the Company. However, inflation and changing interest rates have had a significant effect on the economy in general and therefore could affect the operating results of the Company in the future.

LIQUIDITY AND CAPITAL RESOURCES
The Company has financed its operations through private placements of equity securities with aggregate net proceeds of approximately $6.9 million, long-term debt, short-term bank borrowings and cash generated from operations. In addition the Company completed offerings in November 1994 and July 1995 raising approximately $65.5 million, net of offering expenses.
        The Company's operating activities provided $0.9 million in fiscal 1996 and used $0.7 million and $0.1 million in fiscal 1995 and 1994, respectively. The cash provided by operating activities during fiscal 1996 was the result of net income as adjusted for the effects of acquired research and development, depreciation and amortization, tax benefits from the exercise of common stock options, partially offset by net increases in the components of working capital. In fiscal 1995, significant increases in the accounts receivable and inventory balances were partially offset by increases in accounts payable and accrued expenses.
        In fiscal 1996, the Company raised approximately $43.8 million in net proceeds from the follow-on public offering, purchased $1.8 million in property and equipment, and paid $4.4 million for Video Director Product Line. In fiscal 1995, the Company purchased $0.9 million of property and equipment.
        The Company expects to continue to purchase property and equipment at an increasing rate during fiscal 1997. In addition to increased machinery and equipment expenditures, the Company expects to invest between $2.5 million and $3.0 million during the first two quarters of fiscal 1997 in capital and leasehold improvements for the new Mountain View facility. See "Overview." Such investing will be financed from working capital.
        As of June 30, 1996, the Company had working capital of approximately $72.3 million, including $27.8 million in cash and cash equivalents and $29.3 million in marketable securities. The Company believes that the existing cash and cash equivalent balances as well as marketable securities and anticipated cash flow from operations will be sufficient to support the Company's working capital requirements for the foreseeable future.

- --------------------------------------------------------------------------------
                                                                  JUNE 30,
                                                          ----------------------
(In thousands)                                                 1996        1995
- --------------------------------------------------------------------------------

Assets
Current assets:
   Cash and cash equivalents                               $ 27,846    $ 12,626
   Marketable securities                                     29,315       8,840
   Accounts receivable, less allowance for doubtful
      accounts and returns of $840 and $361 as of
      June 30, 1996 and 1995, respectively                    7,526       4,546
   Inventories                                                9,611       5,398
   Deferred taxes                                             2,091          --
   Prepaid expenses                                             311         159
                                                           --------    --------
      Total current assets                                   76,700      31,569

Property and equipment, net                                   2,204       1,067
Marketable securities                                         3,973          --
Deferred taxes                                                1,154          --
Other assets                                                    530          88
                                                           --------    --------
                                                           $ 84,561    $ 32,724
                                                           --------    --------

Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                        $  1,495    $  3,411
   Accrued expenses                                           2,621       1,153
   Deferred revenue                                             247         417
                                                           --------    --------
      Total current liabilities                               4,363       4,981
                                                           --------    --------

Commitments

Shareholders' equity:
   Common stock; authorized 15,000 shares; 7,468
      and 5,256  issued and outstanding as of
      June 30, 1996 and 1995, respectively                   77,902      29,170
   Deferred compensation, net                                   (34)        (73)
   Retained earnings (deficit)                                2,330      (1,354)
                                                           --------    --------
      Total shareholders' equity                             80,198      27,743
                                                           --------    --------
                                                           $ 84,561    $ 32,724
                                                           ========    ========

- --------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

- --------------------------------------------------------------------------------
                                                     FISCAL YEAR ENDED JUNE 30,
                                                    ----------------------------
(In thousands, except per share data)                  1996      1995      1994
- --------------------------------------------------------------------------------

Net sales                                           $46,151   $22,193   $10,230
Cost of sales                                        23,854    11,291     5,057
                                                    -------   -------   -------
     Gross profit                                    22,297    10,902     5,173
                                                    -------   -------   -------

Operating expenses:
   Engineering and product development                5,140     2,405     1,806
   Sales and marketing                                8,907     5,340     3,274
   General and administrative                         2,186     1,088       567
   In process research and development                3,991        --        --
                                                    -------   -------   -------
     Total operating expenses                        20,224     8,833     5,647
                                                    -------   -------   -------
     Operating income (loss)                          2,073     2,069      (474)

Interest income (expense):
Interest income                                       3,354       761        11
   Interest expense                                      (9)      (23)     (101)
                                                    -------   -------   -------
     Income (loss) before income taxes                5,418     2,807      (564)
Income tax expense                                   (1,734)     (567)       (2)
                                                    -------   -------   -------
   Net income (loss)                                $ 3,684   $ 2,240   $  (566)
                                                    -------   -------   -------
Net income (loss) per share                         $  0.48   $  0.44   $ (0.21)
                                                    =======   =======   =======
Shares used to compute net income (loss) per share    7,689     5,110     2,745
                                                    =======   =======   =======

- --------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
- -----------------------------------------------

- ----------------------------------------------------------------------------------------------------------------
                                    CONVERTIBLE
                                  PREFERRED STOCK        COMMON STOCK                   RETAINED      TOTAL
                                 -----------------     -----------------    DEFERRED    EARNINGS   SHAREHOLDERS'
(In Thousands)                   SHARES     AMOUNT     SHARES     AMOUNT  COMPENSATION  (DEFICIT)     EQUITY
- ----------------------------------------------------------------------------------------------------------------

Balances as of June 30, 1993      1,051     $3,526     1,038     $   226     $ (47)     $(3,028)     $   677

Issuance of Series G preferred
  stock, net                        500      2,978        --          --        --           --        2,978
Exercise of common stock
  options and deferred
  compensation related
  to the issuance of certain
  stock options                      --         --        19        102       (87)           --           15
Amortization of deferred
  compensation                       --         --        --          --        21           --           21
Net loss                             --         --        --          --        --         (566)        (566)
                                  -----     ------     -----     -------     -----      -------      -------
Balances as of June 30, 1994      1,551     $6,504     1,057     $   328     $(113)     $(3,594)     $ 3,125

Conversion of preferred stock
  to common stock                (1,551)    (6,504)    1,600       6,504        --           --           --
Issuance of common stock in
  initial public offering, net
  of issuance costs of $2,268        --         --      2,395      21,682        --           --       21,682
Issuance of common stock
  related to stock plans
  and warrants                       --         --        204         269        --           --          269
Tax benefit from common
  stock option exercises             --         --         --         387        --           --          387
Amortization of deferred
  compensation                       --         --        --          --        40           --           40
Net income                           --         --        --          --        --        2,240        2,240
                                  -----     ------     -----     -------     -----      -------      -------
Balances as of June 30, 1995         --     $   --     5,256     $29,170     $ (73)     $(1,354)     $27,743

Issuance of common stock, net
  of issuance costs of $2,831        --         --     1,810      43,787        --           --       43,787
Issuance of common stock
  related to stock plans             --         --       402       1,248        --           --        1,248
Tax benefit from common
  stock option exercises             --         --        --       3,697        --           --        3,697
Amortization of deferred
  compensation                       --         --        --          --        39           --           39
Net income                           --         --        --          --        --        3,684        3,684
                                  -----     ------     -----     -------     -----      -------      -------
Balances as of June 30, 1996         --     $   --     7,468     $77,902     $ (34)     $ 2,330      $80,198
                                  =====     ======     =====     =======     =====      =======      =======

- ----------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
- -----------------------------------------------


- ----------------------------------------------------------------------------------------------
                                                                    YEAR ENDED JUNE 30,
                                                            ----------------------------------
(In thousands)                                                  1996        1995       1994
- ----------------------------------------------------------------------------------------------

Cash flows from operating activities:
Net income (loss)                                           $  3,684    $  2,240     $ (566)
Adjustments to reconcile net income (loss)
  to net cash provided by (used in) operating activities:
  Acquired research and development                            3,991          --         --
  Depreciation and amortization                                  736         285        142
  Deferred taxes                                              (3,245)         --         --
  Tax benefit from exercise of common stock options            3,697         387         --
  Changes in operating assets and liabilities:
    Accounts receivable                                       (2,980)     (2,755)      (894)
    Inventories                                               (4,073)     (2,924)      (530)
    Prepaid expenses                                            (152)       (102)       (20)
    Other assets                                                  --           9         61
    Accounts payable                                          (1,916)      2,350        462
    Accrued expenses                                           1,307         526        172
    Deferred revenue                                            (170)       (674)     1,091
                                                            --------    --------     ------
      Net cash provided by (used in) operating activities        879        (658)       (82)
                                                            --------    --------     ------

Cash flows from investing activities:
  Cash payment for acquisition of Video Director
     product line                                             (4,412)         --         --
  Purchases of property and equipment                         (1,834)       (931)      (258)
  Purchases of marketable securities                         (37,448)     (9,840)        --
  Proceeds from maturity of marketable securities             13,000       1,000         --
                                                            --------    --------     ------
        Net cash used in investing activities                (30,694)     (9,771)      (258)
                                                            --------    --------     ------

Cash flows from financing activities:
  Proceeds from issuance of preferred stock                       --          --      2,978
  Proceeds from issuance of common stock                      45,035      21,951         15

  Repayment of debentures                                         --          --     (2,000)
                                                            --------    --------     ------
        Net cash provided by financing activities             45,035      21,951        993
                                                            --------    --------     ------
Net increase in cash and cash equivalents                     15,220      11,522        653
Cash and cash equivalents at beginning of period              12,626       1,104        451

Cash and cash equivalents at end of period                  $ 27,846    $ 12,626     $1,104
                                                            --------    --------     ------
Supplemental disclosures of cash paid during the period:
  Interest                                                  $      9    $     23     $   62
                                                            ========    ========     ======
  Income taxes                                              $    312    $      2     $    2
                                                            ========    ========     ======
Non-cash transactions:
  Liabilities assumed in acquisition of certain assets
     and liabilities                                        $    161    $     --         --
                                                            ========    ========     ======

- -------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------
     (In thousands, except per share data)

NOTE 1.  SUMMARY OF THE COMPANY AND  SIGNIFICANT  ACCOUNTING  POLICIES

Company. Pinnacle Systems, Inc. and its subsidiaries (the Company) design, manufacture and sell video post-production tools for high quality real time video processing.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. The Company's first three fiscal quarters end on the last Friday in September, December and March. For financial statement presentation, the Company has indicated its fiscal quarters as ending on the month-end.

Cash and Marketable Securities. The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Marketable securities consist principally of government securities with maturities between three and eighteen months and are carried at cost which approximates market. These investments are typically short-term in nature and therefore bear minimal interest rate risk.
        In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company adopted the provisions of SFAS 115 for investments held as of or acquired after July 1, 1994. Under the provisions of SFAS No. 115, debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Presently, the Company classifies all debt securities as held-to-maturity and carries them at amortized cost. Interest income is recorded using an effective interest rate, with the associated premium or discount amortized to "Interest income." The adoption of SFAS No. 115 did not have a material impact on the Company's consolidated financial statements.
        The fair value of marketable securities is substantially equal to their carrying value as of June 30, 1996. All investments at June 30, 1996 were classified as held-to-maturity. Such investments mature through November 1997.

Inventories. Inventories are stated at the lower of first-in, first-out cost or market and include a provision for excess and obsolete inventory. Raw materials inventory represents purchased materials, components and assemblies, including fully assembled circuit boards purchased from outside vendors.

Property and Equipment. Purchased property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to five years.
        In 1995, the Financial Accounting Standards Board issued SFAS No. 121. "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flow attributable to such assets. SFAS No. 121 will become effective in the Company's fiscal 1997. Adoption of SFAS No. 121 is not expected to have a material impact on the Company's financial position or results of operations.

Employee Stock Plans. The Company accounts for its stock option plans and its employee stock purchase plan in accordance with provisions of the Accounting Principles Board's Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." In 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation." SFAS No. 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. The Company intends to continue to account for its employee stock plans in accordance with the provisions of APB 25. Accordingly, SFAS No. 123 will not have any impact on the Company's reported financial position or results of operations.

Revenue Recognition. Revenue on product sales is recognized upon shipment. Warranty costs are accrued at the time sales are recognized.

Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Income (Loss) Per Share. Net income per share is computed using the weighted average number of common shares and dilutive common stock equivalents outstanding using the treasury stock method. Dilutive common stock equivalents include convertible preferred stock, stock options and warrants. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock issued for consideration below the assumed initial public offering (IPO) price and stock options granted with exercise prices below the IPO price during the 12-month period preceding the date of the initial filing of the Company's IPO, even when antidilutive, have been included in the calculation of common equivalent shares, using the treasury stock method based on the IPO price, as if they were outstanding for all periods presented prior to the IPO date. The 1994 net income per share amounts are presented on a pro forma basis using the pro forma weighted average number of common shares outstanding and common share equivalents outstanding during the period, after giving retroactive effect to the automatic conversion of all series of preferred stock into shares of common stock at the IPO date.

Concentration of Credit Risk. The Company distributes and sells its products to end users primarily through a combination of independent domestic and international dealers and original equipment manufacturers ("OEMs"). The Company performs periodic credit evaluations of its customer's financial condition and generally does not require collateral.

Use of Estimates in Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2.  BALANCE SHEET COMPONENTS
- --------------------------------------------------------------------------------
                                                                 JUNE 30,
                                                          ----------------------
                                                            1996           1995
- --------------------------------------------------------------------------------
Marketable securities:
Amortized costs                                           $32,872        $8,778
Accrued interest                                              416            62
                                                          -------        ------
                                                          $33,288        $8,840
                                                          =======        ======
Inventories:
Raw materials                                             $ 7,695       $ 4,387
Work in process                                               405           239
Finished goods                                              1,511           772
                                                          -------       -------
                                                          $ 9,611       $ 5,398
                                                          =======       =======
Property and equipment:
Machinery and equipment                                   $ 3,072       $ 1,824
Office furniture and fixtures                                 747           161
                                                          -------       -------
                                                            3,819         1,985
Accumulated depreciation                                   (1,615)         (918)
                                                          -------       -------
                                                          $ 2,204       $ 1,067
                                                          =======       =======
Accrued expenses:
Payroll and commission related                             $   382       $   320
Taxes payable                                                1,145           179
Warranty reserve                                               388           200
Other                                                          706           454
                                                           -------       -------
                                                           $ 2,621       $ 1,153
                                                           =======       =======
- --------------------------------------------------------------------------------

NOTE 3.  PURCHASE OF VIDEO DIRECTOR PRODUCT LINE

In June 1996, the Company purchased certain assets and liabilities from Gold Disk Inc., a developer and marketer of software products for video editing and assembly. The Company paid $4,412 in cash and assumed liabilities of $161. The assets acquired primarily included intangible assets consisting of software in the development stage and existing software. The Company acquired inventory, accounts receivable, and other tangible property of $240; intangible assets including the Video Director Brand name, user list, and source code technology totaling $342; and in process research and development of $3,991. The capitalized intangible assets and purchased software are being amortized over a 3-year period.
        To determine the value of the software in the development stage, the Company considered, among other factors, the stage of development of each project, the time and resources needed to complete each project, expected income and associated risks. Associated risks include the inherent difficulties and uncertainties in completing the project and thereby achieving technological feasibility and risks related to the viability of and potential changes in future target markets. As a result of this analysis, the Company recorded an expense of $3,991 for in process research and development on the acquisition date.

NOTE 4.  COMMITMENTS

The Company leases its Sunnyvale facilities under an operating lease will terminate November 15, 1996. In June 1996, the Company entered into an operating lease agreement for a new location which commences in August 1996. The Company's future minimum commitments under all noncancelable leases at June 30, 1996 are $897, $1,104, $1,094, $1,086, $1,096 and $3,034 for 1997, 1998, 1999, 2000, 2001
and thereafter, respectively. Rental income from noncancelable subleases will be $225 and $135 for 1997 and 1998, respectively. Rent expense was $343, $256, and $187 for the years ended June 30, 1996, 1995, and 1994, respectively.


NOTE 5.  SHAREHOLDERS' EQUITY

Common Stock. In November 1994, the Company completed its initial public offering (IPO) selling 2,395 shares of common stock for net proceeds of $21,682 after underwriting discounts and associated costs. In conjunction therewith, 1,551 shares of preferred stock outstanding were converted to 1,600 shares of common stock. In July 1995, the Company completed a public selling offering selling an additional 1,810 shares of common stock for net proceeds of $43,787 after underwriting discounts and associated costs.

Stock Options. As of June 30, 1996, the Company had reserved 1,660 shares of common stock for issuance under its 1987 Stock Option Plan (the Plan). The Plan provides for grants of common stock options to employees, directors and consultants to purchase common stock at a price at least equal to 85% of the fair market value of such shares on the grant dates. The options are generally granted for a 10-year term and the vesting periods range from immediate vesting to vesting over a 4-year period.

A summary of stock option activity under The Plan follows:

- --------------------------------------------------------------------------------
                                                      OPTIONS OUTSTANDING
                                              ----------------------------------
                                              NUMBER OF                PRICE PER
                                                 SHARES                    SHARE
- --------------------------------------------------------------------------------

Balance at June 30, 1993                           466             $ 0.20-$ 2.25
        Exercised                                  (19)            $ 0.20-$ 1.00
        Granted                                    183                    $ 2.25
        Canceled                                   (20)            $ 0.85-$ 2.25

Balance at June 30, 1994                           610             $ 0.20-$ 2.25
        Exercised                                 (186)            $ 0.20-$ 2.25
        Granted                                    494             $ 6.25-$19.50
        Canceled                                   (17)            $ 0.85-$17.00

Balance at June 30, 1995                           901             $ 0.20-$19.50
        Exercised                                 (234)            $ 0.20-$19.50
        Granted                                    496             $16.00-$31.75
        Canceled                                  (139)            $ 2.25-$31.75

Balance at June 30, 1996                         1,024             $ 0.20-$31.75
- --------------------------------------------------------------------------------

        Approximately 286 outstanding options were exercisable as of June 30, 1996. At June 30, 1996, 120 shares were reserved for future issuance under the Plan.
        In addition to the Plan, an officer of the Company holds 73 options at an exercise price of $1.00 and 140 options at an exercise price of $2.25, all of which are outside of the Plan and were exercisable as of June 30, 1996. At June 30, 1995, this officer held 207 options at an exercise price of $1.00 and 140 options at an exercise price of $2.25.

        As of June 30, 1996, the Company had reserved 75 shares of common stock for issuance under its 1994 Directors' Option Plan. The Company issued options to purchase 20 shares during fiscal 1996 at prices ranging from $30.25 to $31.75. No shares were issued under this plan during fiscal 1995 or 1994, and no shares were exercisable as of June 30, 1996. The options are granted for a 10-year term and vest over a 4-year period.
        1996 Stock Option Plan. Subject to shareholder approval at 1996 annual meeting of Shareholders, the Board of Directors adopted the 1996 Stock Option Plan and approved the reservation of 370 shares of common stock hereunder.
        Stock Purchase Plan. The Company's has a 1994 Employee Stock Purchase Plan for which a total of 100 shares of the Company's common stock have been reserved for issuance. The Company issued 34 and 6 shares for the years ended June 30, 1996 and 1995, respectively.

NOTE 6.  INCOME TAXES

A summary of the components of income tax expense follow:

- --------------------------------------------------------------------------------
                                                          YEAR ENDED JUNE 30,
                                                    ----------------------------
                                                      1996       1995       1994
- --------------------------------------------------------------------------------

Current:
        U.S. federal                                $ 1,185    $   886      $--
        State                                           539        242       2
        Foreign                                          15          5       --
        Less: benefit of net operating losses          (457)      (953)      --
                                                    -------    --------   ------
           Total current                              1,282        180       2
Deferred:
        U.S. Federal                                 (2,467)        --       --
        State                                          (778)        --       --
                                                    -------    --------   ------
           Total deferred                            (3,245)        --       --
Charge in lieu of taxes attributable to
        employer stock option plans                   3,697        387       --
                                                    -------    --------   ------
           Total tax expense                        $ 1,734    $   567      $2
                                                    =======    ========   ======
- --------------------------------------------------------------------------------

Total income tax expense differs from expected income tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to profit (loss) before taxes) as follows:

- --------------------------------------------------------------------------------
                                                        YEAR ENDED JUNE 30,
                                                    ----------------------------
                                                      1996       1995     1994
- --------------------------------------------------------------------------------
Income taxes at federal statutory rate              $ 1,842    $   954    $(192)
State income taxes, net of federal income tax
        benefit                                         738        143        2
Domestic international sales corporation benefit         --       (215)      --
Elimination of domestic international sales
        corporation election                            566         --       --
Unutilized net operating loss                            --         --      192
Research tax credit                                      --        (81)      --
Change in beginning of the year valuation allowance  (1,572)      (311)      --
Other, net                                              160         77       --
                                                    -------    --------   ------
                                                    $ 1,734    $   567    $   2
                                                    =======    ========   ======
- --------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities as of June 30, 1996, 1995 and 1994, are as follows:

- --------------------------------------------------------------------------------
                                YEAR ENDED JUNE 30,
                                                   1996        1995       1994

Deferred tax assets:
   Accrued expense and reserves                 $ 1,682     $   811    $   414
   Acquired intangibles                           1,622          --         --
   Net operating loss carry forwards                122         792      1,311
   Tax credit carryforwards                         286         560        261
   Other                                            146          --         --
                                                -------     -------    -------
     Total gross deferred tax assets              3,858       2,163      1,986
     Less: valuation allowance                       --      (2,115)    (1,957)
                                                -------     -------    -------
        Net deferred tax assets                   3,858          48         29
                                                -------     -------    --------
Deferred tax liabilities:
     Accumulated domestic international
        sales corporation income                   (566)         --         --
     Fixed assets and other assets                  (47)        (48)       (29)
                                                -------     -------    -------
        Total gross deferred tax liabilities       (613)        (48)       (29)
        Net deferred tax assets                 $ 3,245     $    --    $    --
                                                =======     =======    =======
- --------------------------------------------------------------------------------

        As of June 30, 1996, the Company has net operating loss carryforwards of $122 which expire in 2009 and research and experimentation credit carryforwards of $286 which expire between 2006 and 2011.

NOTE 7.  INDUSTRY AND GEOGRAPHIC INFORMATION

The Company markets its products in North America and in foreign countries through its sales personnel, dealers, distributors and only one subsidiary. Export sales account for a significant portion of the Companys net sales. Net sales are summarized by geographic areas as follows:

- --------------------------------------------------------------------------------
                                                            YEAR ENDED JUNE 30,
                                                           ---------------------
                                                           1996    1995    1994
- --------------------------------------------------------------------------------
North America                                                61%     53%     53%
Europe                                                       26      26      29
Rest of World                                                13      21      18
                                                            ---     ---     ---
                                                            100%    100%    100%
- --------------------------------------------------------------------------------

        One customer, Avid Technology, Inc. (Avid), accounted for approximately 43.3% of the Company's net sales for the year ended June 30, 1996. Avid also accounted for approximately 36.7% of net accounts receivable at June 30, 1996. No customer accounted for 10% of the Company's net sales at the year ended June 30, 1995. Another customer accounted for 19.8% of the Company's net revenues for the year ended June 30, 1994.

NOTE 8.  RETIREMENT PLAN

The Company has a defined contribution 401(k) plan covering substantially all of its domestic employees. Participants may elect to contribute up to 15% of their eligible earnings to this plan (up to the statutory maximum amount). The Company can make discretionary contributions to the plan determined solely by the Board of Directors. The Company has not made any such contributions to the plan to date.

NOTE 9.  RELATED PARTIES

The Company and Bell Microproducts Inc. ("Bell") are parties to an agreement ("the Agreement") under which value-added turnkey services are performed by Bell on behalf of the Company. Pursuant to the Agreement, Bell builds certain products in accordance with the Company's specifications. A director of the Company is also a director of Bell. During the years ended June 30, 1996, 1995 and 1994, the Company purchased materials totaling $16,466, $8,286 and $1,979, respectively, from Bell pursuant to the Agreement.

NOTE 10.  QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized  quarterly  financial  information  for  fiscal  1996  and 1995 is as follows:
- -----------------------------------------------------------------------------------------
                                     1ST QUARTER   2ND QUARTER   3RD QUARTER  4TH QUARTER
- -----------------------------------------------------------------------------------------
Fiscal 1996:
Net sales                               $  9,321      $ 11,845      $ 12,766     $ 12,219
Gross profit                               4,510         5,706         6,192        5,889
In process research and development           --            --            --       (3,991)
Income (loss) from operations              1,261         1,639         1,820       (2,647)
Net income (loss)                          1,263         1,732         1,822       (1,133)
Net income (loss) per share                 0.17          0.22          0.23        (0.15)
Shares used to compute
        net income (loss) per share        7,534         7,911         7,894        7,417

Market price range for Common Stock
        High                               32.50         34.75         25.25        29.25
        Low                                22.50         24.38         16.00        17.75

Fiscal 1995:
Net sales                               $  4,274      $  4,908      $  5,779     $  7,232
Gross profit                               1,984         2,458         2,905        3,638
Income from operations                       308           385           566          810
Net income                                   236           389           687          928
Net income per share                        0.07          0.08          0.11         0.15
Shares used to compute
        net income per share               3,438         4,833         6,030        6,125

Market price range for Common Stock
        High                                  --         15.50         18.50        24.00
        Low                                   --          9.75          9.75        15.00
- -----------------------------------------------------------------------------------------

The Company has not paid any dividends since its inception and does not intend to pay any dividends in the foreseeable future.
        The common stock of the Company has been traded on the Nasdaq National market under the symbol PCLE since the Company's initial public offering in November 1994. Prior to that time, there was no public market for the Company's common stock.
        At August 15, 1996, there were approximately 94 shareholders of record.

INDEPENDENT AUDITORS' REPORT
- ----------------------------



THE BOARD OF DIRECTORS AND SHAREHOLDERS
PINNACLE SYSTEMS, INC.:

We have audited the accompanying consolidated balance sheets of Pinnacle Systems, Inc. and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Systems, Inc. and subsidiaries as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1996, in conformity with generally accepted accounting principles.


                                               /s/  KPMG Kent Marwick LLP



Palo Alto, California
July 17, 1996