Form 10-K, Exhibit 13
period 1997-06-30
PINNACLE SYSTEMS INC
filed 1997-08-29
CIK 774695


CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------
(In thousands)                                                        June 30,
                                                                 1997        1996
------------------------------------------------------------------------------------
Assets

Current assets:
        Cash and cash equivalents                              $ 32,788    $ 27,846
        Marketable securities                                    15,024      29,315
        Accounts receivable, less allowance for doubtful
          accounts and returns of $1,754 and $840 as of
         June 30, 1997 and 1996, respectively                    10,646       7,526
        Inventories                                               5,497       9,611
        Deferred taxes                                             --         2,091
        Prepaid expenses and other assets                           528         311
                                                               --------    --------
                Total current assets                             64,483      76,700

Property and equipment, net                                       4,395       2,204
Marketable securities                                              --         3,973
Deferred taxes                                                     --         1,154
Other assets                                                      1,129         530
                                                               --------    --------
                                                               $ 70,007    $ 84,561
                                                               ========    ========

Liabilities and Shareholders' Equity

Current liabilities:
        Accounts payable                                       $  3,955    $  1,495
        Accrued expenses                                          2,584       2,621
        Deferred revenue                                            282         247
                                                               --------    --------
                Total current liabilities                         6,821       4,363
                                                               --------    --------

Long-term obligations                                               475        --

Commitments

Shareholders' equity:
        Common stock; authorized 15,000 shares; 7,303
          and 7,468 issued and outstanding as of
          June 30, 1997 and 1996, respectively                   75,316      77,902
        Deferred compensation, net                                 --           (34)
        Retained earnings (deficit)                             (12,605)      2,330
                                                               --------    --------
                Total shareholders' equity                       62,711      80,198
                                                               --------    --------
                                                               $ 70,007    $ 84,561
                                                               ========    ========

------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements


CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------
(In thousands, except per share data)                              FISCAL YEAR ENDED JUNE 30,
                                                                  1997       1996        1995
------------------------------------------------------------------------------------------------

Net sales                                                      $ 37,482    $ 46,151    $ 22,193
Cost of sales                                                    23,997      23,854      11,291
                                                               --------    --------    --------
                Gross profit                                     13,485      22,297      10,902
                                                               --------    --------    --------
Operating expenses:
        Engineering and product development                       7,579       5,140       2,405
        Sales and marketing                                      12,667       8,907       5,340
        General and administrative                                3,702       2,186       1,088
        In process research and development                       4,894       3,991        --
                                                               --------    --------    --------

                Total operating expenses                         28,842      20,224       8,833
                                                               --------    --------    --------

                Operating income (loss)                         (15,357)      2,073       2,069

Interest income, net                                              2,867       3,345         738
                                                               --------    --------    --------

                Income (loss) before income taxes               (12,490)      5,418       2,807

Income tax expense                                               (2,445)     (1,734)       (567)
                                                               --------    --------    --------

        Net income (loss)                                      $(14,935)   $  3,684    $  2,240
                                                               ========    ========    ========

Net income (loss) per share                                    $  (2.02)   $   0.48    $   0.44
                                                               ========    ========    ========

Shares used to compute net income (loss) per share                7,402       7,689       5,110
                                                               ========    ========    ========

------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

-------------------------------------------------------------------------------------------------------------------------
                                           Convertible                                            Retained     Total
                                        preferred stock          Common stock         Deferred    earnings  shareholders'
(In thousands)                          Shares    Amount       Shares    Amount     compensation (deficit)    equity
-------------------------------------------------------------------------------------------------------------------------

Balances as of June 30, 1994            1,551    $  6,504       1,057    $    328    $   (113)   $ (3,594)   $  3,125

Conversion of preferred stock
    to common stock                    (1,551)     (6,504)      1,600       6,504                                --
Issuance of common stock in
    initial public offering, net
    of issuance costs of $2,268          --          --         2,395      21,682        --          --        21,682
Issuance of common stock
    related to stock
    plans and warrants                   --          --           204         269        --          --           269
Tax benefit from common
    stock option exercise                --          --          --           387        --          --           387
Amortization of deferred
    compensation                         --          --          --          --            40        --            40
Net income                               --          --          --          --          --         2,240       2,240
                                       -------   --------     -------    --------    ---------   --------    --------
Balances as of June 30, 1995             --      $   --         5,256    $ 29,170    $    (73)   $ (1,354)   $ 27,743

Issuance of common stock in
    secondary public offering, net
    of issuance costs of $2,831          --          --         1,810      43,787        --          --        43,787
Issuance of common stock
    related to stock plans               --          --           402       1,248        --          --         1,248
Tax benefit from common
    stock option exercise                --          --          --         3,697        --          --         3,697
Amortization of deferred
    compensation                         --          --          --          --            39        --            39
Net income                               --          --          --          --          --         3,684       3,684
                                       -------   --------     -------    --------    ---------   --------    --------
Balances as of June 30, 1996             --      $   --         7,468    $ 77,902    $    (34)   $  2,330    $ 80,198

Issuance of common stock
    related to stock plans               --          --           152       1,041        --          --         1,041
Repurchase of common stock               --          --          (317)     (3,627)       --          --        (3,627)
Amortization of deferred
    compensation                         --          --          --          --            34        --            34
Net loss                                 --          --          --          --          --       (14,935)    (14,935)
                                       -------   --------     -------    --------    ---------   --------    --------
Balances as of June 30, 1997             --      $   --         7,303    $ 75,316    $   --      $(12,605)   $ 62,711
                                       =======   ========     =======    ========    =========   ========    ========

-------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                               Year Ended June 30,
                                                                                        1997        1996       1995
-----------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
        Net income (loss)                                                             $(14,935)   $  3,684    $  2,240
        Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
                Acquired research and development                                        4,894       3,991        --
                Depreciation and amortization                                            1,599         736         285
                Deferred taxes                                                           3,245      (3,245)       --
                Tax benefit from exercise of common stock options                         --         3,697         387
                Loss on disposal of property and equipment                                 448        --          --
                Changes in operating assets and liabilities:
                        Accounts receivable                                             (3,120)     (2,980)     (2,755)
                        Inventories                                                      4,649      (4,073)     (2,924)
                        Accounts payable                                                 2,460      (1,916)      2,350
                        Accrued expenses                                                  (512)      1,307         526
                        Deferred revenue                                                    35        (170)       (674)
                        Other                                                             (349)       (152)        (93)
                                                                                      --------    --------    --------
                                Net cash provided by (used in) operating activities     (1,586)        879        (658)
                                                                                      --------    --------    --------

Cash flows from investing activities:
        Cash payment for acquistions                                                    (5,270)     (4,412)       --
        Purchase's of property and equipment                                            (3,880)     (1,834)       (931)
        Purchase's of marketable securities                                            (14,644)    (37,448)     (9,840)
        Proceeds from maturity of marketable securities                                 32,908      13,000       1,000
                                                                                      --------    --------    --------
                                Net cash provided by (used in) investing activities      9,114     (30,694)     (9,771)
                                                                                      --------    --------    --------
Cash flows from financing activities:

        Proceeds from issuance of common stock                                           1,041      45,035      21,951
        Purchase of common stock                                                        (3,627)       --          --
                                                                                      --------    --------    --------
                                Net cash provided by (used in) financing activities     (2,586)     45,035      21,951
                                                                                      --------    --------    --------

Net increase in cash and cash equivalents                                                4,942      15,220      11,522
Cash and cash equivalents at beginning of period                                        27,846      12,626       1,104
                                                                                      --------    --------    --------

Cash and cash equivalents at end of period                                            $ 32,788    $ 27,846    $ 12,626
                                                                                      ========    ========    ========
Supplemental disclosures of cash paid during the period:
        Interest                                                                      $     11    $      9    $     23
                                                                                      ========    ========    ========

        Income taxes                                                                  $    442    $    312    $      2
                                                                                      ========    ========    ========
Non-cash transactions:

        Liabilities assumed in acquistion of certain assets
                and liabilities                                                       $    978    $    161        --
                                                                                      ========    ========    ========
-----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1   Summary of the Company and Significant Accounting Policies

Company Pinnacle Systems, Inc. and its subsidiaries (the Company) design, manufacture and sell video post-production tools for high quality real time video processing.

Basis of Presentation The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. The Company's first three fiscal quarters end on the last Friday in September, December and March, respectively. For financial statement presentation, the Company has indicated its fiscal quarters as ending on the month-end.

Cash and Marketable Securities The Company considers all highly liquid investments with a remaining maturity of three months or less at the date of purchase to be cash equivalents. Marketable securities consist principally of government securities with maturities between three and eighteen months and are carried at cost which approximates fair value. These investments are typically short-term in nature and therefore bear minimal interest rate risk.

All investments are classified as held-to-maturity and are carried at amortized cost as the Company has both the positive intent and the ability to hold to maturity. Interest income is recorded using an effective interest rate, with the associated premium or discount amortized to "Interest income." Due to the relatively short term until maturity, the fair value of marketable securities is substantially equal to their carrying value as of June 30, 1997. Such investments mature through December 1997.

Inventories Inventories are stated at the lower of first-in, first-out cost or market. Raw materials inventory represents purchased materials, components and assemblies, including fully assembled circuit boards purchased from outside vendors.

Property and Equipment Purchased property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective as of the beginning of fiscal 1997. This adoption had no material effect on the Company's financial statements.

Revenue Recognition Revenue on product sales is recognized upon shipment. Warranty costs are accrued at the time sales are recognized. Provision is made currently for estimated product returns and price allowances which may occur under programs the Company has with certain distributors.

Income Taxes Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Income (Loss) Per Share Net income per share is computed using the weighted average number of common shares and dilutive common stock equivalents outstanding using the treasury stock method. Dilutive common stock equivalents include convertible preferred stock, stock options and warrants. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock issued for consideration below the assumed initial public offering (IPO) price and stock options granted with exercise prices below the IPO price during the 12-month period preceding the date of the initial filing of the Company's IPO, even when antidilutive, have been included in the calculation of common equivalent shares, using the treasury stock method based on the IPO price, as if they were outstanding for all periods presented prior to the IPO date. The 1995 net income per share amounts are presented on a pro forma basis using the pro forma weighted average number of common shares outstanding and common share equivalents outstanding during the period, after giving retroactive effect to the automatic conversion of all series of preferred stock into shares of common stock at the IPO date.

Recent Accounting Pronouncements The Financial Accounting Standards Board recently issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires the presentation of basic earnings per share ("EPS") and, for companies with complex capital structures (or potentially dilutive securities, such as convertible debt, options and warrants), diluted EPS. SFAS No. 128 is effective for annual and interim periods ending after December 15, 1997. The Company has not yet determined the impact of adopting SFAS No. 128.

The Financial Accounting Standards Board recently issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires the reporting of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 130 is effective for annual and interim periods beginning after December 15, 1997. The Company has not yet determined the impact of adopting SFAS No. 130.

The Financial Accounting Standards Board recently issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." The Statement establishes standards for the way public business enterprises are to report information about operating segments in annual Financial Statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. This Statement is effective for financial statements for periods beginning after December 31, 1997. The Company has not yet determined whether it has any separately reportable business segments.

Stock-Based Compensation The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" beginning with the fiscal year ended June 30, 1996. Upon adoption of SFAS No. 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB (Accounting Principles Board) Opinion Number 25, "Accounting for Stock Issued to Employees," and has provided in Note 6 pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method prescribed by SFAS 123 had been applied in measuring compensation expense.

Concentration of Credit Risk The Company distributes and sells its products to end users primarily through a combination of independent domestic and international dealers and original equipment manufacturers ("OEMs"). The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains cash and cash equivalents, short and long-term investments with various financial institutions. Company policy is designed to limit exposure with any one institution. As part of its cash and risk management process, the Company performs periodic evaluations of the relative credit standing of the financial institutions. The Company has not sustained material credit losses from these institutions.

Use of Estimates in Preparation of Financial Statements The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2   Balance Sheet Components

--------------------------------------------------------------------------------
                                                                June 30,
In thousands                                            1997            1996
                                                        ----            ----
--------------------------------------------------------------------------------

Marketable securities:
Amortized cost                                        $ 14,982         $ 32,872
Accrued interest                                            42              416
                                                      --------         --------
                                                      $ 15,024         $ 33,288
                                                      ========         ========

Inventories:
Raw materials                                         $  3,554         $  7,695
Work in process                                            771              405
Finished goods                                           1,172            1,511
                                                      --------         --------
                                                      $  5,497         $  9,611
                                                      ========         ========

Property and equipment:
Machinery and equipment                               $  3,462         $  3,072
Office furniture and fixtures                            2,917              747
                                                      --------         --------
                                                         6,379            3,819
Accumulated depreciation                                (1,984)          (1,615)
                                                      --------         --------
                                                      $  4,395         $  2,204
                                                      ========         ========

Accrued expenses:
Payroll and commission related                        $    508         $    382
Taxes payable                                             --              1,145
Warranty reserve                                           613              388
Other                                                    1,463              706
                                                      --------         --------
                                                      $  2,584         $  2,621
                                                      ========         ========

--------------------------------------------------------------------------------

Note 3   Acquisitions

In April 1997, the Company purchased the Deko titling systems product line and technology from Digital GraphiX, Inc. The Company paid $5,270,000 in cash, and assumed liabilities of $978,000. The assets acquired primarily included intangible assets consisting of software in the development stage and existing software. The Company acquired inventory and other tangible property of $593,000; intangible assets including the Deko Brand name, work force-in-place, and source code technology totaling $762,000; and in process research and development of $4,894,000. The capitalized intangible assets and purchased software are being amortized over a seven year period.

In June 1996, the Company purchased certain assets and liabilities from Gold Disk Inc., a developer and marketer of software products for video editing and assembly. The Company paid $4,412,000 in cash and assumed liabilities of $161,000. The assets acquired primarily included intangible assets consisting of software in the development stage and existing software. The Company acquired inventory, accounts receivable, and other tangible property of $240,000; intangible assets including the VideoDirector Brand name, user list, and source code technology totaling $342,000; and in process research and development of $3,991,000. The capitalized intangible assets and purchased software are being amortized over a three year period.

To determine the value of the software in the development stage for both acquisitions, the Company considered, among other factors, the stage of development of each project, the time and resources needed to complete each project, expected income and associated risks. Associated risks include the inherent difficulties and uncertainties in completing the project and thereby achieving technological feasibility and risks related to the viability of and potential changes in future target markets.


Note 4 Commitments

The Company's future minimum commitments under all noncancelable leases at June 30, 1997 are $1,316,000, $1,316,000, $1,307,000, $1,228,000, $1,210,000 and
$1,151,000 for 1998, 1999, 2000, 2001, 2002 and thereafter, respectively. Rental income from noncancelable subleases will be $305,000 and $40,000 for 1998 and 1999, respectively. Rent expense was $817,000, $343,000 and $256,000 for the years ended June 30, 1997, 1996, and 1995, respectively.

Note 5 Shareholders' Equity

Common Stock In November 1994, the Company completed its initial public offering
(IPO) selling 2,395,000 shares of common stock for net proceeds of $21,682,000 after underwriting discounts and associated costs. In conjunction therewith, 1,551,000 shares of preferred stock outstanding were converted to 1,600,000 shares of common stock. In July 1995, the Company completed a public selling offering selling an additional 1,810,000 shares of common stock for net proceeds of $43,787,000 after underwriting discounts and associated costs.

Stock Repurchase Program In January 1997, the Board of Directors authorized a stock repurchase program pursuant to which the Company may repurchase up to 750,000 shares of its common stock on the open market. Through June 30, 1997, the Company has repurchased and retired 317,000 shares at an average purchase price of $11.43 per share for a total cost of $3,627,000.

Shareholder  Rights Plan In December  1996,  the Company  adopted a  Shareholder
Rights Plan pursuant to which one Right was distributed for each outstanding share of common stock. Each Right entitles stockholders to buy one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $65.00 upon certain events.

The Rights become exercisable if a person acquires 15% or more of the Company's common stock or announces a tender offer that would result in such person owning 15% or more of the Company's common stock. If the Rights become exercisable, the holder of each Right (other than the person whose acquisition triggered the exercisability of the Rights) will be entitled to purchase, at the Right's then-current exercise price, a number of shares of the Company's common stock having a market value of twice the exercise price. In addition, if the Company were to be acquired in a merger or business combination after the Rights became exercisable, each Right will entitle its holder to purchase, at the Right's then-current exercise price, common stock of the acquiring company having a market value of twice the exercise price. The Rights are redeemable by the Company at a price of $0.001 per Right at any time within ten days after a person has acquired 15% or more of the Company's common stock.

Note 6 Employee Benefit Plans

Stock Option Plans The Company's 1987 Stock Option Plan (the "1987 Plan") provides for the grant of both incentive and nonstatutory stock options to employees, directors and consultants of the Company. Pursuant to the terms of the 1987 Plan, after April 1997 no further shares are available for future grants.

In September 1994, the shareholders approved the 1994 Directors' Option Plan (the "Director Plan"), reserving 100,000 shares of common stock for issuance. The Plan provides for the granting of nonstatutory stock options to non-employee directors of the Company. Under the Director Plan, upon joining the Board, each non-employee director automatically receives an option to purchase 5,000 shares of the Company's common stock vesting over four years. Following each annual shareholders meeting, each non-employee director receives an option to purchase 1,250 shares of the Company's common stock vesting over a twelve month period. All Director Plan options are granted at an exercise price equal to fair market value on the date of grant and have a ten year term. There were 75,000 and 80,000 shares available for grants under the Director Plan at June 30, 1997 and 1996, respectively.

In October 1996, the shareholders approved the 1996 Stock Option Plan (the "1996 Plan"), reserving 370,000 shares of common stock for issuance thereunder. The 1996 Plan provides for grants of both incentive and nonstatutory common stock options to employees, directors and consultants to purchase common stock at a price equal to the fair market value of such shares on the grant dates. Options pursuant to the 1996 Plan are generally granted for a 10-year term and generally vest over a four-year period. At June 30, 1997, there were 325,000 shares available for grant under the 1996 Plan. Subject to shareholder approval at the 1997 annual meeting of Shareholders, the Board of Directors approved increasing the number of shares available for exercise by 365,000 shares.

In November 1996, the Board of Directors approved the 1996 Supplemental Stock Option Plan (the "1996 Supplemental Plan"), reserving 350,000 shares of common stock for issuance thereunder. The 1996 Supplemental Plan provides for grants of nonstatutory common stock options to employees and consultants other than officers and directors at a price determined by the Board of Directors. Options pursuant to the 1996 Supplemental Plan are generally granted for a 10-year term and generally vest over a four-year period. At June 30, 1997, there were 39,000 shares available for grant under the 1996 Supplemental Plan. In July 1997, the Board of Directors increased the number of shares available for exercise by 500,000.

In addition to the above mentioned plans, an officer of the Company holds 73,000 options at an exercise price of $1.00 and 140,000 options at an exercise price of $2.25, all of which are outside of the Plan and were exercisable as of June 30, 1997 and 1996.

Stock option activity under stock option plans was as follows:


                                   Available     Options    Weighted Average
     (shares in thousands)         For Grant   Outstanding   Exercise Price
--------------------------------------------------------------------------------

     Balance at June 30, 1994        597           956        $    1.45
     Additional shares reserved      100          --            --
     Exercised                      --            (188)       $    1.02
     Granted                        (494)          494        $   11.77
     Canceled                         14           (14)       $    3.54
--------------------------------------------------------------------------------

     Balance at June 30, 1995        217         1,248        $    5.57
     Additional shares reserved      360          --            --
     Exercised                      --            (367)       $    2.12
     Granted                        (516)          516        $   20.71
     Canceled                        139          (139)       $   26.33

--------------------------------------------------------------------------------
     Balance at June 30, 1996        200         1,258        $   10.50
     Additional shares reserved      720          --            --
     Exercised                      --             (81)       $    4.71
     Granted                        (708)          708        $   11.22
     Canceled                        227          (248)       $   15.41

--------------------------------------------------------------------------------
     Balance at June 30, 1997        439         1,637        $   10.35

The following table summarizes stock options  outstanding and execisable at June
30, 1997.

                                                        Outstanding                    Exercisable        .
                            -------------------------------------------          --------------------------
                                                  Weighted     Weighted                           Weighted
                                                   Average      Average                            Average
Exercise                          Shares         Remaining     Exercise                Shares     Exercise
Price Range                 in thousands     Life in years        Price          In thousands        Price
$  0.85 to   6.25                    512               4.1      $  3.05                   441      $  2.67
$10.00 to 11.19                      437               9.2       $10.19                    17       $10.49
$11.50 to 16.00                      507               8.9       $14.27                    97       $15.30
$17.00 to 31.75                      181               8.2       $20.38                    79       $19.81
-----------------------------------------------------------------------------------------------------------

Total                              1,637               7.4       $10.35                   634        $6.96

Stock Compensation The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees". In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Issued to Employees" which established a fair value based method of accounting for employee stock option plans. The Company has elected to adopt the disclosure method of SFAS No. 123. The fair value of options at date of grant was estimated using the Black-Scholes option pricing model with the following assumptions:

                          Employee Stock Options       Stock Purchase Plan
                           Year ended June 30,         Year ended June 30,
                           -------------------         -------------------
                          1997              1996     1997              1996
                          ----              ----     ----              ----
--------------------------------------------------------------------------------


Expected life (in years)     6                 6       .5                .5
Risk-free interest rate  6.33%             6.01%    5.89%             5.46%
Volatility               55.5%             55.5%    55.5%             55.5%
Dividend yield              0%                0%       0%                0%


Had compensation expense for the Company's stock based compensation plans been determined consistent with SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been as follows:

                                                     Year ended June 30,
                                                     -------------------

                                                   1997                1996
                                                   ----                ----
--------------------------------------------------------------------------------

Net income (loss)
         As reported                         $  (14,935,000)       $   3,684,000
         Pro forma                           $  (17,245,000)       $   2,418,000
Earnings (loss) per share
         As reported                         $        (2.02)       $        0.48
         Pro forma                           $        (2.33)       $        0.31


Because the method of accounting prescribed by SFAS No. 123 has not been applied to options granted prior to July 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

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

Stock Purchase Plan The Company has a 1994 Employee Stock Purchase Plan (the "Purchase Plan") under which all eligible employees may acquire Common Stock at the lesser of 85% of the closing sales price of the stock at specific, predetermined dates. In April 1997, the shareholders increased the number of shares authorized to be issued under the Purchase Plan to 350,000 shares, of which 238,000 are available for issuance at June 31, 1997. Employees purchased 72,000, 34,000 and 6,000 shares for the years ended June 30, 1997, 1996 and 1995, respectively.

Note 7   Income Taxes

A summary of the components of income tax expense follow:

--------------------------------------------------------------------------------
                                                        Year ended June 30,
                                                 -------------------------------
                                                     1997     1996        1995
                                                     ----     ----        ----
(in thousands)
--------------------------------------------------------------------------------

Current:
     U.S federal                                  $  (841)   $ 1,185    $   886
     State                                              5        539        242
     Foreign                                           36         15          5
     Less: benefit of net operating losses           --         (457)      (953)
                                                  -------    -------    -------
         Total current                                         1,282        180
Deferred:
     U.S. Federal                                   2,467     (2,467)      --
     State                                            778       (778)      --
                                                  -------    -------    -------
         Total deferred                             3,245     (3,245)      --

Charge in lieu of taxes attributable to
         employer stock option plans                 --        3,697        387
                                                  -------    -------    -------
         Total tax expense                        $ 2,445    $ 1,734    $   567
                                                  =======    =======    =======

--------------------------------------------------------------------------------

Total income tax expense differs from expected income tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to profit (loss) before taxes) as follows:

--------------------------------------------------------------------------------

                                                        Year ended June 30,
                                                        -------------------
                                                    1997      1996       1995
                                                    ----      ----       ----
(in thousands)
--------------------------------------------------------------------------------

Income tax expense (benefit) at federal
     statutory rate                               $(4,246)   $ 1,842    $   954
State income taxes, net of federal income
     tax benefit                                        5        738        143
Domestic international sales corporation
     benefit                                         --         --         (215)
Termination of domestic international sales
     corporation election                            --          566       --
Unutilized net operating loss                       3,305       --         --
Research tax credit                                  --         --          (81)
Change in beginning of the year valuation
     allowance                                      3,245     (1,572)      (311)
Other, net                                            136        160         77
                                                  -------    -------    -------
                                                  $ 2,445    $ 1,734    $   567
                                                  =======    =======    =======

--------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities as of June 30, 1997, 1996 and 1995, are as follows:

--------------------------------------------------------------------------------

                                                         Year ended June 30,
                                                         -------------------
                                                    1997      1996       1995
                                                    ----      ----       ----
(in thousands)
--------------------------------------------------------------------------------

Deferred tax assets:
     Accrued expense and reserves                 $ 3,965    $ 1,682    $   811
     Acquired intangibles                           3,410      1,622       --
     Net operating loss carry forwards              1,121        122        792
     Tax credit carryforwards                       1,225        286        560
     Other                                             53        146       --
                                                  -------    -------    -------
         Total gross deferred tax assets            9,774      3,858      2,163
         Less: valuation allowance                 (9,243)      --       (2,115)
                                                  -------    -------    -------
              Net deferred tax assets                 531      3,858         48
                                                  -------    -------    -------
Deferred tax liabilities:
         Accumulated domestic international
              sales corporation income               (503)      (566)      --
         Fixed assets and other assets                (28)       (47)       (48)
                                                  -------    -------    -------
              Total gross deferred tax
                  liabilities                        (531)      (613)       (48)
                                                  -------    -------    -------
              Net deferred tax assets             $  --      $ 3,245    $  --
                                                  =======    =======    =======

--------------------------------------------------------------------------------

As of June 30, 1997, the Company has federal and state net operating loss carryforwards of $3,065,000 and $1,349,000, respectively, which expire from 2002 to 2012. The Company also has federal research and experimentation and alternative minimum tax credit carryforwards of $886,000 which expire between 2006 and 2012, and state research and experimentation credit carryforwards of $339,000 which have no expiration provision. Included in gross deferred tax assets above is approximately $300,000 related to stock option compensation for which the benefit, when realized, will be recorded to equity.

Note 8 Industry and Geographic Information

The Company markets its products in North America and in foreign countries through its sales personnel, dealers, distributors and subsidiaries. Export sales account for a significant portion of the Company's net sales. Net sales are summarized by geographic areas as follows:

--------------------------------------------------------------------------------
                                   Year ended June 30,
                                   -------------------
                         1997              1996            1995
                        -----------------------------------------

--------------------------------------------------------------------------------

North America             60%               61%             53%
Europe                    26                26              26
Rest of World             14                13              21
                         -----             -----           ----
                         100%              100%            100%

--------------------------------------------------------------------------------

One customer, Avid Technology, Inc. (Avid), accounted for approximately 26.4% and 43.3% of the Company's net sales for the years ended June 30, 1997 and 1996, respectively. Avid also accounted for approximately 20.0% and 36.7% of net accounts receivable at June 30, 1997 and 1996, respectively. No customer accounted for 10% of the Company's net sales at the year ended June 30, 1995.

Note 9   Related Parties

The Company and Bell Microproducts Inc. ("Bell") are parties to an agreement ("the Agreement") under which value-added turnkey services are performed by Bell on behalf of the Company. Pursuant to the Agreement, Bell builds certain products in accordance with the Company's specifications. A director of the Company is also a director of Bell. During the years ended June 30, 1997, 1996 and 1995, the Company purchased materials totaling $4,451,000, $16,466,000 and $8,286,000, respectively, from Bell pursuant to the Agreement.

Note 10 Subsequent Events

         On July 22, 1997, the Company signed a letter of intent to acquire the miro Digital Video Products from miro Computer Products AG. In the anticipated acquisition, the Company will acquire the assets of the miro Digital Video Products group, including the miroVIDEO and miroMOTION product lines, certain technology and other assets. The Company expects to pay approximately $15 million in cash, $5 million in common stock, assume liabilities of between $2 million and $3 million, and incur approximately $2 million in costs associated with executing the transaction and integrating the businesses. The Company anticipates that a significant portion of the purchase price will be charged as in-process research and development and other non-recurring costs in the quarter ending September 30, 1997. The agreement also includes an earnout provision in which miro Computer Products AG will receive additional consideration equal to 50% of sales generated in excess of $37 million during the first twelve full months following the acquisition as long as operating profits related to such sales exceed 3% of sales, increasing to 85% of sales for those sales which exceed $59 million during the same twelve month period. Any earnout payments will be paid in common stock of the Company.

Note 11  Quarterly Financial Data (Unaudited)

Summarized  quarterly  financial  information  for  fiscal  1997  and 1996 is as follows:
-----------------------------------------------------------------------------------------

(thousands, except per share amounts) 1st Quarter  2nd Quarter  3rd Quarter  4th Quarter

-----------------------------------------------------------------------------------------

Fiscal 1997:
Net sales                             $ 11,443     $  5,345      $  8,265    $ 12,430
Gross profit (loss)                      5,447       (1,983)        3,556       6,466
In process research and development       --           --            --        (4,894)
Income (loss) from operations              207       (7,986)       (2,038)     (5,539)
Net income (loss)                          612       (9,344)       (1,319)     (4,883)
Net income (loss) per share               0.08        (1.25)        (0.18)      (0.67)
Shares used to compute
    net income (loss) per share          7,823        7,505         7,353       7,276

Market price range for Common Stock
   High                                  21.00        13.25         14.75       18.75
   Low                                   11.19         9.50          9.75       13.00

Fiscal 1996:
Net sales                             $  9,321     $ 11,845      $ 12,766    $ 12,219
Gross profit                             4,510        5,706         6,192       5,889
In process research and development       --           --            --        (3,991)
Income (loss) from operations            1,261        1,639         1,820      (2,647)
Net income (loss)                        1,263        1,732         1,822      (1,133)
Net income (loss) per share               0.17         0.22          0.23       (0.15)
Shares used to compute
    net income (loss) per share          7,534        7,911         7,894       7,417

Market price range for Common Stock
   High                                  32.50        34.75         25.25       29.25
   Low                                   22.50        24.38         16.00       17.75

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

At August 19, 1997, there were 76 shareholders of record.

                          Independent Auditors' Report


INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
PINNACLE SYSTEMS, INC.:

         We have audited the accompanying consolidated balance sheets of Pinnacle Systems, Inc. and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Systems, Inc. and subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997, in conformity with generally accepted accounting principles.

                                                       /s/ KMPG PEAT MARWICK LLP

Palo Alto, California
July 22, 1997


----------------------------------------------------------------------------------------------------------------

(In thousands, except per share data)                                FISCAL YEAR ENDED JUNE 30,
                                                         1997       1996       1995        1994        1993
----------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

Net sales                                            $ 37,482    $ 46,151    $ 22,193    $ 10,230    $  7,331
Cost of sales                                          23,997      23,854      11,291       5,057       3,816
                                                     --------    --------    --------    --------    --------
                Gross profit                           13,485      22,297      10,902       5,173       3,515
                                                     --------    --------    --------    --------    --------

Operating expenses:
        Engineering and product development             7,579       5,140       2,405       1,806       1,447
        Sales and marketing                            12,667       8,907       5,340       3,274       2,054
        General and administrative                      3,702       2,186       1,088         567         546
        In process research and development             4,894       3,991        --          --          --
                                                     --------    --------    --------    --------    --------
                Total operating expenses               28,842      20,224       8,833       5,647       4,047
                                                     --------    --------    --------    --------    --------
                Operating income (loss)               (15,357)      2,073       2,069        (474)       (532)

Interest income (expense), net                          2,867       3,345         738         (90)       (282)

                Income (loss) before income taxes     (12,490)      5,418       2,807        (564)       (814)

Income tax expense                                     (2,445)     (1,734)       (567)         (2)         (2)
                                                     --------    --------    --------    --------    --------
        Net income (loss)                            $(14,935)   $  3,684    $  2,240    $   (566)   $   (816)
                                                     ========    ========    ========    ========    ========

Net income (loss) per share                          $  (2.02)   $   0.48    $   0.44    $  (0.21)
                                                     ========    ========    ========    ========

Shares used to compute net income (loss) per share      7,402       7,689       5,110       2,745
                                                     ========    ========    ========    ========
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

(In thousands)                                                                 JUNE 30,
                                                         1997       1996        1995       1994        1993

----------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA:

Working capital                                      $ 57,662    $ 72,337    $ 26,588    $  2,647    $    275
Total assets                                           70,007      84,561      32,724       5,904       3,731
Long-term debt                                            475        --          --          --          --
Retained earnings (deficit)                           (12,605)      2,330      (1,354)     (3,594)     (3,028)
Shareholders' equity                                   62,711      80,198      27,743       3,125         677

----------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSES OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain Forward-Looking Information

Certain statements in this Management's Discussions and Analysis, elsewhere in this Annual Report to Shareholders and in the Company's 1997 Annual Report on Form 10-K into which this discussion and analysis is incorporated are forward-looking statements based on current expectations, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Such risks and uncertainties are set forth below under "Risks and Uncertainties." These forward-looking statements include the last sentences of the paragraphs below relating to "Engineering and Product Development" and "Sales and Marketing," the "Expanding Product Line" section below under "Overview," the statements regarding the Company's expected investment in property, machinery and equipment under "Liquidity and Capital Resources" below, among others.

Overview

         The Company designs, manufactures, markets and supports video post-production tools for high quality real time video processing. The Company's products are used to perform a variety of video manipulation functions, including the addition of special effects, graphics and titles to multiple streams of live or previously recorded video material. Pinnacle's strategy is to leverage its existing market and technological position to continue to provide innovative, real time, computer based solutions for three video post production markets which the Company characterizes as the Broadcast, Desktop and the Consumer video markets.

         Broadcast Market

         The Broadcast market generally requires very high technical performance such as real time 10-bit processing, control of multiple channels of live video and specialized filtering and interpolation. From the Company's inception in 1986 until 1994, substantially all of the Company's revenues were derived from the sale of products into the Broadcast Market. The primary broadcast products sold during fiscal 1997 were the Prizm and Flashfile family of products. In June 1997, the Company commenced shipment of DVExtreme and Lightning, two new Windows NT based products designed to serve the traditional Broadcast market. The introduction of the DVExtreme and Lightning is expected to slow or replace sales of Prizm and FlashFile in the fiscal year ending June 30, 1998. The Broadcast market accounted for approximately 25.4%, 26.1% and 43.3% of net sales in the years ended June 30, 1997, 1996 and 1995, respectively.

         Desktop Market

         The Company's Desktop products are designed to provide high quality real time video manipulation capabilities for computer based video post-production systems at significantly lower price points than broadcast products. The Company's first desktop product was the Alladin, which commenced shipment in June 1994. The Company further expanded the desktop product line with the introduction of Genie in June 1996. The Desktop market accounted for approximately 59.8%, 73.5% and 56.7% of net sales in the fiscal years ending June 30, 1997, 1996 and 1995, respectively.

         Consumer Market

         The Company's Consumer products provide complete video editing solutions which allow consumers to edit their home videos using their home PC, camcorder and VCR. The Company's Consumer products are sold at lower price points than the Company's other products and are sold as software packages or as computer peripheral products. The Company entered the Consumer video editing market by acquiring the VideoDirector product line from Gold Disk, Inc. in June 1996, and commenced shipment of its first internally developed consumer editing product, the VideoDirector Studio 200, in March 1997. The Consumer market accounted for approximately 14.8% and 0.4% of net sales in the fiscal years ending June 30, 1997 and 1996, respectively.

         Expanding Product Line

         In April 1997, the Company purchased the Deko titling systems product line and technology from Digital GraphiX, Inc. TypeDeko, in conjunction with DVExtreme and Lightning furthers Pinnacle's strategy of offering an interconnected family of Windows NT-based video production systems. In addition, the Company hired 27 employees from Digital Graphix to help support the ongoing development, marketing and sales of the Deko product line. The Company paid $5.3 million in cash, and assumed liabilities of $978,000 for the purchase of the Deko products, technology and assets. The Company recorded an in process research and development charge of $4.9 million, and incurred $315,000 related to the integration of the Deko product line into the Company.

         To further Pinnacle's strategy of providing an expanded line of easy to use computer based video production products, in July 1997, the Company signed a letter of intent to acquire the miro Digital Video Products from miro Computer Products AG. In the anticipated acquisition, the Company will acquire the assets of the miro Digital Video Products group, including the miroVIDEO and miroMOTION product lines, certain technology and other assets. The Company expects to pay approximately $15 million in cash, $5 million in common stock, assume liabilities of between $2 million and $3 million, and incur approximately $2 million in costs associated with executing the transaction and integrating the businesses. The Company anticipates that a significant portion of the purchase price will be charged as in-process research and development and other non-recurring costs in the quarter ending September 30, 1997. The agreement also includes an earnout provision in which miro Computer Products AG will receive additional consideration equal to 50% of sales generated in excess of $37 million during the first twelve full months following the acquisition as long as operating profits related to such sales exceed 3% of sales, increasing to 85% of sales for those sales which exceed $59 million during the same twelve month period. Any earnout payments will be paid in common stock of the Company.

         Pinnacle distributes and sells its products to end users through the combination of independent domestic and international dealers, retail distributors, OEMs and, to a lesser extent, a direct sales force. Sales to dealers, distributors and OEMs are generally at a discount to the published list prices. Generally, products sold to OEMs are integrated into systems sold by the OEMs to their customers. The amount of discount, and consequently the Company's gross profit, varies depending on the product and the channel of distribution through which it is sold, the volume of product purchased and other factors.

Results of Operations

The following table sets forth, for the periods indicated, certain consolidated statement of operations data as a percentage of net sales:

--------------------------------------------------------------------------------
                                                FISCAL YEAR ENDED JUNE 30,
                                           -------------------------------------
                                           1997          1996          1995
--------------------------------------------------------------------------------

Net sales                                   100.0%        100.0%        100.0%
Cost of sales                                64.0          51.7          50.9
                                           ------        ------        ------
     Gross profit                            36.0          48.3          49.1
Operating expenses:
     Engineering and product development     20.2          11.1          10.8
     Sales and marketing                     33.8          19.3          24.1
     General and administrative               9.9           4.7           4.9
     In process research and development     13.1           8.7            --
                                           ------        ------        ------
         Total operating expenses            77.0          43.8          39.8
                                           ------        ------        ------
         Operating income (loss)            (41.0)          4.5           9.3
Interest income, net                          7.7           7.2           3.3
                                           ------        ------        ------
     Income (loss) before income taxes      (33.3)         11.7          12.6
Income tax expense                           (6.5)         (3.8)         (2.6)
                                           ------        ------        ------
     Net income (loss)                      (39.8)%         7.9%         10.0%

--------------------------------------------------------------------------------

Fiscal 1997 Compared to Fiscal 1996

Net Sales. The Company's net sales decreased by 18.8% to $37.5 million in fiscal 1997 from $46.2 million in fiscal 1996. The decrease was attributable to a decline in sales of both Broadcast and Desktop products, partially offset by an increase in sales of Consumer products. The most significant decline in sales was of desktop products to OEMs, in particular Avid. Sales to Avid were approximately 26.4% and 43.3% of the Company's net sales for the years ended June 30, 1997 and 1996, respectively. Sales outside of North America were approximately 39.7% and 38.7% of the Company's net sales in fiscal 1997 and 1996, respectively.

Cost of sales. Cost of sales consists primarily of costs related to the acquisition of components and subassemblies, labor and overhead associated with procurement, assembly and testing of finished products, warehousing, shipping and warranty costs. Gross profit as a percentage of net sales was 36.0% and 48.3% in fiscal 1997 and 1996, respectively. The decrease in gross profit percentage is due primarily to a significant charge to cost of sales totaling $4.0 million relating primarily to inventory write downs.

Engineering and Product Development. Engineering and product development expenses increased by 47.5% to $7.6 million in fiscal 1997 from $5.1 million in fiscal 1996. The increases was primarily attributable to increased expenditures in connection with the continued expansion of the Company's engineering design teams and product development costs for DVExtreme, Lightning and VideoDirector Studio 200. Engineering and product development expenses as a percentage of net sales were 20.2% and 11.1% in fiscal 1997 and 1996, respectively. The Company expects to continue to allocate significant resources to engineering and product development efforts, including the Deko engineering team located in Paramus, New Jersey.

Sales and Marketing. Sales and marketing expenses include compensation and benefits for sales and marketing personnel, commissions paid to independent sales representatives, trade show and advertising expenses and professional fees for marketing services. Sales and marketing expenses increased by 42.2% to $12.7 million in fiscal 1997 from $8.9 million in fiscal 1996. The increase in sales and marketing expenses was primarily attributable to promotional costs for the introduction of several new Broadcast and Consumer video products. Sales and marketing expenses as a percentage of net sales were 33.8% and 19.3% in fiscal 1997 and 1996, respectively. The Company expects to continue to allocate significant resources to sales and marketing.

General and Administrative. General and administrative expenses increased by 69.4% to $3.7 million in fiscal 1997 compared to $2.2 million in fiscal 1996. General and administrative expenses as a percentage of net sales were 9.9% and 4.7%, respectively. Included in general and administrative expenses in fiscal 1997 were $315,000 of non-recurring spending related to the acquisition of the Deko group, and approximately $500,000 relating to the disposal of leasehold improvements and other capital equipment, moving costs and rent overlap incurred as a result of the move to the Company's new facility in Mountain View, California.

In Process Research and Development. In April 1997, the Company purchased the Deko titling systems product line and technology from Digital GraphiX, Inc. The Company paid $5.3 million in cash, and assumed liabilities of $978,000. The assets acquired primarily included inventory and other tangible property of $593,000; intangible assets including the Deko Brand name, work force-in-place, and source code technology totaling $762,000; and in process research and development of $4.9 million. The in process research and development was recorded as an expense during the fourth quarter of fiscal 1997. The intangible assets and purchased software are being amortized over a seven year period.

In June 1996, the Company purchased certain assets for $4.5 million from Gold Disk, Inc., a developer and marketer of software products for video editing and assembly. The assets acquired primarily included tangible assets of $240,000, intangible assets including the VideoDirector Brand name, user list, and source code technology totaling $342,000, and in process research and development of $4.0 million. The in process research and development were recorded as an expense during the fourth quarter of 1996. The intangible assets are being amortized over a three year period.

Interest Income Net. Net interest income decreased 14.3% to $2.9 million in fiscal 1997 from $3.3 million in fiscal 1996. The decrease was due to a decline in cash and marketable securities as well as a decline in investment yields. Cash was used by operations and by the repurchase of common stock.

Income Tax Benefit (Expense). The Company recorded provisions for income taxes of $2.4 million and $1.7 million for the fiscal years ended 1997 and 1996, respectively. Included in income tax expense for the year ended June 30, 1997 is a charge of $3,245,000 resulting from the establishment of a valuation allowance against the Company's deferred tax asset due to significant operating losses in the current year and the introduction of new products for which market acceptance is uncertian. As of June 30, 1997, the Company has federal and state net operating loss carryforwards of $3,065,000 and $1,349,000, respectively, which expire from 2002 to 2012. The Company also has federal research and experimentation and alternative minimum tax credit carryforwards of $886,000 which expire between 2006 and 2012, and state research and experimentation credit carryforwards of $339,000 which have no expiration provision.

Fiscal 1996 Compared to Fiscal 1995

Net Sales. The Company's net sales increased by 108.0% in fiscal 1996 from $22.2 million fiscal 1995. The increase in net sales were primarily attributable to the Alladin product, particularly to Avid. See "Overview." Sales outside of North America were approximately 38.7% and 46.5% of the Company's net sales in fiscal 1996 and 1995, respectively. The decrease in sales outside of North America was primarily attributable to the significant increase in sales of Alladin to Avid's North American facility.

Cost of sales. Cost of sales consists primarily of costs related to the acquisition of components and subassemblies, labor and overhead associated with procurement, assembly and testing of finished products, warehousing, shipping and warranty costs. Gross profit as a percentage of net sales was 48.3% and 49.1% in fiscal 1996 and 1995, respectively. The decrease in gross profits percentage of net sales was due primarily to an increase in sales to OEM customers, which typically carry a lower gross profit percentage, partially offset by increased efficiency due to higher production volume.

Engineering and Product Development. Engineering and product development expenses increased by 113.7% to $5.1 million in fiscal 1996 from $2.4 million in fiscal 1995. The increase in each period was primarily attributable to increased expenditures in connection with the continued expansion of the Company's design engineering team. Engineering and product development expenses as a percentage of net sales were 11.1% and 10.8% in fiscal 1996 and 1995, respectively.

Sales and Marketing. Sales and marketing expenses include compensation and benefits for sales and marketing personnel, commissions paid to independent sales representatives, trade show and advertising expenses and professional fees for marketing services. Sales and marketing expenses increased by 67.9% to $8.9 million in fiscal 1996 from $5.3 million in fiscal 1995. The increase in sales and marketing expenses was primarily attributable to increased expenditures related to continued promotion of the Alladin including expenditures for trade shows, advertising creation and placement, professional fees for marketing services and increases in the number of sales and marketing personnel. Sales and marketing expenses as a percentage of net sales were 19.3% and 24.1% in fiscal 1996 and 1995, respectively. The decrease of sales and marketing as a percentage of net sales was due primarily to the increase in sales through the OEM distribution channel, in particular through Avid, which requires less direct sales and marketing expenditures by the Company.

General and Administrative. General and administrative expenses increased by 100.9% to $2.2 million in fiscal 1996 from $1.1 million in fiscal 1995. General and administrative expenses as a percentage of net sales were 4.7% and 4.9% in fiscal 1996 and 1995. The increase in general and administrative expenses in each period resulted from an increase in expenditures related to the overall growth of the Company's operations including the Company's expanded facility in fiscal 1995 and increased administrative costs associated with being a public company.

In Process Research and Development. In June 1996, the Company purchased certain assets for $4.5 million from Gold Disk, Inc., a developer and marketer of software products for video editing and assembly. The assets acquired primarily included tangible assets of $240,000, intangible assets including the VideoDirector Brand name, user list, and source code technology totaling $342,000, and in process research and development of $3,991,000. The intangible assets are being amortized over a 3 year period.

Interest Income (Expense), Net. Net Interest income increased to $3.3 million in fiscal 1996 from $0.7 million in fiscal 1995. The increase was due to interest earned on the investment of cash proceeds received from the Company's public offerings in November 1994 and July 1995.

Income Tax Benefit (Expense). The Company recorded provisions for income taxes of $1.7 million and $0.6 million for the fiscal year ended 1996 and 1995, respectively, at effective rates of 32.0% and 20.2%, respectively. The Company's general business credit carryforwards were estimated to be approximately $0.3 million for federal tax purposes, expiring in various amounts from 2006 through 2011.

Inflationary Impact

         Since the inception of operations, inflation has not significantly affected the operations results of the Company. However, inflation and changing interest rates have had a significant effect on the economy in general and therefore could affect the operating results of the Company in the future.

Liquidity and Capital Resources

         The Company completed its initial and follow-on public offerings in November 1994 and July 1995 raising approximately $65.5 million, net of offering expenses.

         The Company's operating activities used $1.6 million in fiscal 1997, provided $900,000 in fiscal 1996 and used $700,000 in fiscal 1995, respectively. The cash used by operating activities during fiscal 1997 was the result of the net loss of $14.9 million as adjusted by the acquired research and development charge of $4.9 million, an increase in the valuation allowance on deferred tax assets of $3.2 million, depreciation and amortization of $1.6 million, and a loss on disposal of property and equipment of $448,000, partially offset by net decreases in the components of working capital, primarily inventory. In fiscal 1996 cash provided by operating activities was the result of net income as adjusted for the effects of depreciation and amortization, tax benefits from the exercise of common stock options, partially offset by net increases in the components of working capital.

         During fiscal 1997, $3.9 million was invested in property and equipment, compared to $1.8 million in fiscal 1996. The increase over the prior year is primarily related to leasehold improvements, furniture and equipment for the new Mountain View facility. The Company expects to continue to purchase property and equipment, however at a reduced rate following the completion of improvements to the Mountain View facility. Such capital expenditures will be financed from working capital.

         In January 1997, the Company's board of directors authorized a stock repurchase program pursuant to which the Company may purchase up to 750,000 shares of its common stock on the open market. Through June 30, 1997, the Company had repurchased and retired approximately 317,000 shares of its common stock in the open market at an average purchase price of $11.43 for a total cost of $3,627,000.

         In April 1997, the Company purchased the Deko product line and technology, including the TypeDeko product from Digital GraphiX. The Company paid $5.3 million in cash and assumed liabilities of $978,000 to consummate the transaction. See "Overview."

         In July 1997, the Company signed a letter of intent to acquire the miro Digital Video Products from miro Computer Products AG. In the anticipated purchase, the Company expects to pay approximately $15 million in cash, $5 million in common stock, assume liabilities of between $2 million and $3 million, and incur approximately $2 million in costs associated with executing the transaction and integrating the businesses. The Company will also pay additional consideration if certain revenue and profitability objectives are achieved during the first twelve months following the acquisition. See "Overview."

         As of June 30, 1997, the Company had working capital of approximately $57.7 million, including $32.8 million in cash and cash equivalents and $15.0 million in marketable securities. The Company believes that the existing cash and cash equivalent balances as well as marketable securities and anticipated cash flow from operations will be sufficient to support the Company's working capital requirements for the foreseeable future.

Risks and Uncertainties

         Risks Associated with Acquisition. In July 1997, the Company signed a letter of intent to acquire the miro Digital Video Products from miro Computer Products AG. In the anticipated acquisition, the Company will acquire the assets of the miro Digital Video Products Group, including the miroVIDEO and miroMOTION product lines, certain technology and other assets. Anticipated benefits of the acquisition will not be achieved unless the operations being acquired are successfully combined with those of the Company in a timely manner. Such combination will require substantial attention from management. The diversion of the attention of management and any difficulties encountered in the transition process could have a material adverse impact on the revenues and operating results of the Company. The integration of the Digital Video Products Group will also require integration of the newly acquired product offerings and the coordination of the research and development and sales and marketing efforts of the Digital Video Group and the Company. The difficulties of assimilation may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining two different corporate cultures. In addition, the process of assimilating the Digital Video Products Group into the Company could cause the interruption of, or a loss of momentum in, the activities of the Company's business, which could have a material adverse effect on the Company. There can be no assurance that the Company will realize any of the anticipated benefits of the acquisition. In addition, the announcement and consummation of the acquisition could cause customers and potential customers of the Company or the Digital Video Products Group to delay or cancel orders for products as a result of customer concerns and uncertainty over product evaluation, integration and support. Such a delay or cancellation of orders could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company anticipates that a significant portion of the purchase price will be charged as in-process research and development and other non-recurring costs in the quarter ending September 30, 1997. In addition, the negotiation and implementation of the acquisition will result in aggregate [pre-tax] expenses to the Company of approximately $2.0 million for costs associated with executing the transaction and integrating the businesses. Although the Company does not believe costs will exceed the aforementioned amount, there can be no assurance that the Company's estimate is correct or that unanticipated contingencies will not occur that could substantially increase the costs of combining the operations of the miro Digital Video Products Group with those of the Company. In any event, costs associated with the acquisition will negatively impact the Company's results of operations in the quarter in which the transaction closes, currently expected to be the quarter ending September 30, 1997.

         Concentration of Sales With OEMs. The Company has been highly dependent on sales of Alladin and Genie products through OEM's, in particular Avid Technology, Inc. ("Avid"). This concentration of net sales subjects the Company to a number of risks, in particular the risk that its operating results will vary on a quarter to quarter basis as a result of variations in the ordering patterns of the OEM customers. Variations in the timing of revenues can cause significant fluctuations in quarterly results of operations. The Company's results of operations have in the past and could in the future be materially adversely affected by the failure of anticipated orders to materialize, by deferrals or cancellations of orders, or if overall OEM demand were to decline. For example, sales to Avid decreased sequentially for the quarters ended June 30, September 30, and December 31, 1996 contributing to the overall decline in net sales for the Company during those same periods, and then sales to Avid increased sequentially for the quarter ended March 31, 1997, and then again in the quarter ended June 30, 1997. If orders from OEM customers, and in particular Avid, were to decrease, the Company's business, operating results and financial condition would be materially adversely affected.

         Significant Fluctuations in Quarterly Operating Results. The Company's quarterly operating results have in the past varied, and are expected to vary in the future as a result of a number of factors, including the timing of significant orders from and shipments to major OEM customers, in particular Avid, the timing and market acceptance of new products or technological advances by the Company and its competitors, the mix of distribution channels through which the Company's products are sold, changes in pricing policies by the Company and its competitors, the accuracy of resellers' forecasts of end user demand, the ability of the Company to obtain sufficient supplies of the major subassemblies used in its products from its subcontractors, the ability of the Company and its subcontractors to obtain sufficient supplies of sole or limited source components for the Company's products, and general economic conditions both domestically and internationally. The Company's expense levels are based, in part, on its expectations as to future revenue and, as a result, net income would be disproportionately affected by a reduction in net sales.

         The Company experiences significant fluctuations in orders and sales, due mainly to reduced customer purchasing activity during the summer months the timing of major trade shows and the sale of consumer products in anticipation of the holiday season. Sales usually slowdown during the summer months, especially in Europe. The Company attends a number of trade shows which can influence the order pattern of products shown at those shows including the National Association of Broadcasters (NAB) convention held in April, the International Broadcasters Convention (IBC) held in September and the COMDEX show held in November of each year. The Company expects that its operating results will fluctuate in the future as a result of these and other factors, including changes in the rate of sales to OEM customers, in particular Avid, and the Company's success in developing, introducing and shipping new products, in particular DVExtreme, Lightning, and VideoDirector Studio 200. Due to these factors and the potential quarterly fluctuations in operating results, the Company believes that quarter-to-quarter comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance.

         Risks Associated with the Consumer Market. The Company recently entered the Consumer market with the purchase of Video Director product in June 1996 and began shipping the VideoDirector Studio 200 product in March 1997. In addition, the Company expects to expend considerable resources to develop, market and sell products into the consumer video market. The Company has limited prior experience developing, marketing and selling products into this market which has certain risks. Because the VideoDirector Studio 200 must be used with a personal computer, a camcorder and a VCR not supplied by the Company, consumer acceptance will be adversely affected to the extent end users experience difficulties installing and using the VideoDirector Studio 200 with these components. The Company has limited experience selling products through the consumer distribution channel. To be successful in this market it is necessary that the Company establish and maintain an effective consumer distribution channel including consumer distributors, electronic retail stores and the ability to effectively handle phone and Internet orders. Although the Company believes that the consumer video market will continue to develop for products which offer consumers the ability to edit home videos, there can be no assurance that this market will continue to develop, or that the Company can successfully compete in this market. There can also be no assurance that the Company will be able to compete successfully against current and future competitors in the consumer video market, and to the extent the Company is not successful with the development, introduction and sale of products in this market segment, the Company's business, operating results and financial condition could be adversely affected.

         Risks Associated with Recent Product Introductions. The Company is critically dependent on the successful introduction, market acceptance, manufacture and sale of its recently introduced products to increase revenues and return to profitability. These products include the VideoDirector Studio 200 which is sold into the Consumer market and which began shipping in March 1997, and DVExtreme and Lightning which are sold into the Broadcast market both of which began shipping in June 1997. There can be no assurance that these products will achieve significant market acceptance, and to the extent they do not, the Company's business, operating results and financial condition could be materially adversely affected. In addition, as is typical with any new product introduction, quality and reliability problems may arise and any such problems could result in reduced bookings, manufacturing rework costs, delays in collecting accounts receivable, additional service warranty costs and a limitation on market acceptance of the product.

         Competition. The market for the Company's products is highly competitive and is characterized by rapid technological change, new product development and obsolescence, evolving industry standards and significant price erosion over the life of a product. The Company anticipates increased competition in all three markets into which Pinnacle products are sold: the Broadcast, Desktop, and Consumer video production markets. In particular, the consumer video production market in which VideoDirector Studio 200 competes is an emerging market and the sources of competition are not yet well defined. There are several established video companies that are currently offering products or solutions that compete indirectly with VideoDirector Studio 200 by providing some of the same features and video editing capabilities. In addition, the Company expects that existing manufacturers and new market entrants will develop new, higher performance, lower cost consumer video products that may compete directly with VideoDirector Studio 200. The Company expects that competition will intensify significantly as the market for consumer video editing products develops. The Company expects that potential competition in this market is likely to come from existing video editing companies, software application companies, or new entrants into the market. Suppliers of existing video editing equipment have the financial resources and technical know-how to develop products for the consumer video market. Suppliers of computer application software also compete in the Consumer editing market. Increased competition could result in price reductions, reduced margins and loss of market share, all of which would materially and adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors.

         Dependence on Key Personnel. The Company's success depends in part upon the continued service of its senior management and key technical personnel, none of whom is bound by an employment agreement or the subject of key man life insurance. The Company's success is also dependent upon its ability to attract and retain qualified technical and managerial personnel. Significant competition exists for such personnel and there can be no assurance that the Company can retain its key technical and managerial employees or that it will be able to attract, assimilate and retain such other highly-qualified technical and managerial personnel as may be required in the future. There can be no assurance that employees will not leave the employ of the Company and compete against the Company, or that contractors will not perform services for competitors of the Company. If the Company is unable to retain key personnel, its business, operating results and financial condition could be adversely affected.

         Technological Change and Obsolescence: Risks Associated with Development and Introduction of New Products. The video post-production equipment industry is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The introduction of products embodying new technologies or the emergence of new industry standards can render existing products obsolete or unmarketable. The Company's future operating results will depend to a considerable extent on its ability to continually develop, introduce and deliver new hardware and software products that offer its customers additional features and enhanced performance at competitive prices. Inherent in this process are a number of risks. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as accurate anticipation of technological market trends. Once a new product is developed, such as the Companies most recently introduced products, VideoDirector Studio 200, DVExtreme, and Lightning, the Company must rapidly bring it into volume production, a process that requires accurate forecasting of customer requirements and the attainment of acceptable manufacturing costs. The introduction of new or enhanced products also requires the Company to manage the transition from older, displaced products in order to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. For example, the Company expects that the introduction of DVExtreme and Lightning will result in a significant decline in sales of Prizm and Flashfile. In addition, since the Company's products are based in part on proprietary, internally-developed software, delays in software development could delay the ability of the Company to ship new products. The Company has experienced delays in the shipment of new products in the past, and these delays adversely affected sales of existing products and results of operations. Delays in the introduction or shipment of new or enhanced products, the inability of the Company to timely develop and introduce such new products, the failure of such products to gain market acceptance or problems associated with new product transitions could adversely affect the Company's business, operating results and financial condition, particularly on a quarterly basis.

         Dependence on Contract Manufacturers and Single Source Suppliers. The Company relies on manufacturing subcontractors to manufacture major subassemblies of the Company's products. The Company and its manufacturing subcontractors are dependent upon single or limited source suppliers for a number of components and parts used in the Company's products, including certain key integrated circuits. The Company's strategy to rely on subcontractors for major subassemblies and single source suppliers involves a number of significant risks, including the loss of control over the manufacturing process, the potential absence of adequate capacity, the unavailability of or interruptions in access to certain process technologies and reduced control over delivery schedules, manufacturing yields, quality and costs. In the event that any significant subcontractor or single source suppliers were to become unable or unwilling to continue to manufacture these subassemblies or provide critical components in required volumes, the Company would have to identify and qualify acceptable replacements. The process of qualifying manufacturing subcontractors and suppliers could be lengthy and no assurance can be given that any additional sources would be available to the Company on a timely basis. Any extended
interruption   in  the  future  supply  of  or  increase  in  the  cost  of  the subassemblies manufactured by third party subcontractors could materially and adversely affect the Company's business, operating results and financial condition.

         Dependence on Resellers; the Absence of Direct Sales Force. The Company distributes its products primarily through a network of dealers, original equipment manufacturers ("OEMs") and other resellers. Accordingly, the Company is dependent upon these resellers to assist it in promoting market acceptance of the Broadcast, Desktop, and Consumer video products. There can be no assurance that these dealers, OEMs and retailers will devote the resources necessary to provide effective sales and marketing support to the Company. The Company's dealers and retailers are generally not contractually committed to make future purchases of the Company's products and therefore could discontinue carrying the Company's products in favor of a competitor's product or for any other reason. Because the Company sells a significant portion of its products through dealers and retailers, it is difficult to ascertain current demand for existing products and anticipated demand for newly introduced products such as DVExtreme, Lightning and Studio 200 regardless of the level of dealer inventory for the Company's products. Moreover, initial orders for a new product may be caused by the interest of dealers to have the latest product on hand for potential future sale to end users. As a result, initial stocking orders for a new product, such as DVExtreme, Lightning, and Studio 200 may not be indicative of long term end user demand. In addition, the Company is dependent upon the continued viability and financial stability of these dealers and retailers, some of which are small organizations with limited capital. The Company believes that its future growth and success will continue to depend in large part upon its dealer and retail channels. Accordingly, if a significant number of its dealers and/or retailers were to experience financial difficulties, or otherwise become unable or unwilling to promote, sell or pay for the Company's products, the Company's results of operations could be adversely affected.

         Risks of Third Party Claims of Infringement. There has been substantial industry litigation regarding patent, trademark and other intellectual property rights involving technology companies. In the future, litigation may be necessary to enforce any patents issued to the Company to protect trade secrets, trademarks and other intellectual property rights owned by the Company, to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could be costly and a diversion of management's attention, which could have material adverse effects on the Company's business, operating results and financial condition. Adverse determination in such litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from manufacturing or selling its products, any of which could have a material adverse effect on the Company's business, operating results and financial condition.

         International Sales are Subject to a Number of Risks. Sales of the Company's products outside of North America represented approximately 39.7%, 38.7% and 46.5% of the Company's net sales in fiscal 1997, 1996 and 1995, respectively. The Company expects that international sales will continue to represent a significant portion of its net sales. International sales and operations may also be subject to risks such as the imposition of governmental controls, export license requirements, restrictions on the export of critical technology, currency exchange fluctuations, generally longer receivable collection periods, political instability, trade restrictions, changes in tariffs, difficulties in staffing and managing international operations, potential insolvency of international dealers and difficulty in collecting accounts receivable. There can be no assurance that these factors will not have an adverse effect on the Company's future international sales and, consequently, on the Company's business, operating results and financial condition.